

B&G FOODS, INC.
Four Gatehall Drive
Parsippany, NJ 07054

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 15, 2025

To the Stockholders of B&G Foods, Inc.:

An annual meeting of stockholders of B&G Foods, Inc. will be held on Thursday, May 15, 2025, at 11:00 a.m. Eastern Time, in a virtual-only format at https://meetnow.global/MDU4NM5, for the following purposes (which are more fully described in the accompanying proxy statement):

1. to elect ten directors to serve until the next annual meeting of stockholders or until their respective successors have been elected and qualified;

2. to conduct an advisory vote on executive compensation, commonly referred to as a "say on pay" vote;

3. to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026 (fiscal 2025); and

4. to transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

The annual meeting will be in a virtual-only format conducted online via live audio webcast. This format has the benefit of improving meeting efficiency and reducing costs. While you will not be able to attend the meeting at a physical location, stockholders will be able to listen, vote and submit questions from their home or any location with Internet connectivity. Online access to the webcast will open approximately 15 minutes prior to the start of the annual meeting. Please retain the control number included on the proxy card or voting instructions that accompanied your proxy materials as you will need this number to participate in the meeting.

The board of directors has fixed the close of business on March 19, 2025, as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the meeting.

Your vote is important, and you are cordially invited to attend the annual meeting. Whether or not you expect to attend the annual meeting, we encourage you to vote as soon as possible. You may vote by proxy over the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction card. Voting over the Internet, by telephone or by written proxy or voting instruction card will ensure your representation at the annual meeting regardless of whether you attend the meeting.

By Order of the Board of Directors,

Scott E. Lerner
Secretary

Parsippany, New Jersey
March 26, 2025

TABLE OF CONTENTS



Four Gatehall Drive
Parsippany, NJ 07054

PROXY STATEMENT
FOR AN ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 15, 2025

GENERAL INFORMATION

Why am I receiving these materials?

This proxy statement is provided to the stockholders of B&G Foods, Inc. ("B&G Foods," "we," or "our company") in connection with the solicitation of proxies by our board of directors to be voted at an annual meeting of stockholders to be held in a virtual-only format at https://meetnow.global/MDU4NM5, at 11:00 a.m. Eastern Time, on Thursday, May 15, 2025, and at any adjournment or postponement of the meeting. Online access to the live audio webcast will open approximately 15 minutes prior to the start of the annual meeting. Stockholders will not be able to attend the annual meeting in person. This proxy statement and the related materials are first being distributed or made available to stockholders on or about March 26, 2025. This proxy statement provides information that should be helpful to you in deciding how to vote on the matters to be voted on at the annual meeting.

What items will be voted on at the annual meeting and what are the board's recommendations?

Proposal No.	Proposal Summary	Board Recommendation	Page Reference
1	The election of ten directors to hold office until the next annual meeting of stockholders.	**FOR**	22
2	An advisory proposal on executive compensation, commonly referred to as a "say on pay" proposal.	**FOR**	59
3	The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026 (fiscal 2025).	**FOR**	64

What are included in the proxy materials?

The proxy materials include:

• our proxy statement for the annual meeting of stockholders; and

• our 2024 Annual Report.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction card for the annual meeting.

What is a proxy statement? What information is contained in this proxy statement?

It is a document that Securities and Exchange Commission (SEC) regulations require us to give you when we ask you to sign a proxy card designating proxies to vote on your behalf. The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, B&G Foods' board of directors and board committees, the compensation of our directors and executive officers for fiscal 2024 and other required information.

What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for the annual meeting. These two officers are Bruce C. Wacha and Scott E. Lerner.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

We are pleased to be using once again the SEC rule that allows companies to furnish their proxy materials to stockholders over the Internet. As a result, we are mailing to most of our stockholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. We believe that this process allows us to provide our stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice. All stockholders who have previously requested paper copies of our proxy materials will continue to receive paper copies by mail.

Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies instead of a notice about the Internet availability of the proxy materials. In addition, we are providing notice of the availability of the proxy materials by email to those stockholders who have previously elected delivery of the proxy materials electronically. Those stockholders should have received an email containing a link to the website where those materials are available and a link to the proxy voting website.

How can I access the proxy materials over the Internet?

The notice of annual meeting, proxy statement and annual report are available at https://materials.proxyvote.com/05508R. Instead of receiving future copies of the proxy materials by mail, most beneficial owners can elect to receive an email that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site. If you received a notice of the Internet availability of proxy materials, that notice will contain additional instructions on how to view our proxy materials on the Internet.

How may I obtain a paper copy of the proxy materials?

Stockholders receiving a notice about the Internet availability of the proxy materials will find instructions about how to obtain a paper copy of the proxy materials on that notice. Stockholders receiving notice of the availability of the proxy materials by email will find instructions about how to obtain a paper copy of the proxy materials as part of that email. All stockholders who do not receive a notice or an email will receive a paper copy of the proxy materials by mail.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with B&G Foods' registrar and transfer agent, Computershare, you are considered a stockholder of record with respect to those shares.

If your shares are held in a brokerage account or bank, you are considered the "beneficial owner" of those shares.

Why is the annual meeting being held in a virtual-only format?

The annual meeting will be in a virtual-only format conducted online via live audio webcast. This format has the benefit of improving meeting efficiency and reducing costs. Since adopting this format in 2020, we have received positive feedback about the virtual format, which allows stockholders to participate in more public company annual meetings from any location around the world. While you will not be able to attend the meeting at a physical location, stockholders will be able to listen, vote and submit questions from their home or any location with internet connectivity.

How can I participate in the virtual annual meeting?

The annual meeting will be held in a virtual-only meeting format conducted online via live audio webcast, beginning at 11:00 a.m. Eastern Time, on Thursday, May 15, 2025. Online access to the webcast will open approximately 15 minutes prior to the start of the annual meeting. Please retain the control number included on the proxy card or voting instructions that accompanied your proxy materials as you will need this number to participate in the meeting. Stockholders will be able to listen, vote and submit questions from their home or any location with internet connectivity. For those unable to attend the annual meeting, a recorded version of the webcast will be made available in the investor relations section of our website for a period of one year after the annual meeting.

Who may attend the annual meeting?

All stockholders that were our stockholders as of the record date (March 19, 2025), or their authorized representatives, may attend the annual meeting.

Attending the Annual Meeting as a Stockholder of Record. If you were a stockholder of record as of March 19, 2025 (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare), you can attend the meeting by accessing https://meetnow.global/MDU4NM5 and entering the 15-digit control number on the Proxy Card or Notice of Availability of Proxy Materials you previously received.

Registering to Attend the Annual Meeting as a Beneficial Owner. If you were a beneficial owner of record as of March 19, 2025 (i.e., you held your shares in "street name" in an account at a brokerage firm, bank or other similar agent), you have two options:

(1) *Register in Advance of the Annual Meeting.* You will need to obtain a legal proxy from your broker, bank or other agent. Once you have received a legal proxy from your broker, bank or other agent, it should be emailed to our transfer agent, Computershare, at legalproxy@computershare.com and should be labeled "Legal Proxy" in the subject line. Please include proof from your broker, bank or other agent of your legal proxy (e.g., a forwarded email from your broker, bank or other agent with your legal proxy attached or an image of your legal proxy attached to your email). In the alternative, you can mail your proof of your legal proxy to: Computershare, B&G Foods Legal Proxy, PO Box 43001, Providence, RI 02940-3001. Requests for registration as set forth in this option (1) must be received by Computershare no later than 5:00 p.m. ET on Friday, May 9, 2025. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to https://meetnow.global/MDU4NM5 and enter your control number.

(2) *Register at the Annual Meeting.* An industry solution has been developed to allow beneficial holders to register online at the annual meeting to attend, ask questions and vote, provided that their broker, bank or other agent is part of this industry solution. We expect that the vast majority of beneficial holders will be able to fully participate in the meeting using the control number received with their voting instruction form. To confirm that your broker, bank or other agent is part of this industry solution, please contact them. If they are not part of this industry solution, you will not be able to use the control number received from your broker, bank or other agent and will need to follow the more detailed registration process described immediately above. If your broker, bank or other agent is part of this industry solution and you choose to use this option, visit https://meetnow.global/MDU4NM5 on the day of the annual meeting and log in by entering the

control number on the voting instructions you previously received from your brokerage firm, bank or other similar agent. Please note, however, that this option is intended to be provided as a convenience to beneficial holders only, and there is no guarantee this option will be available for every type of beneficial holder voting control number. The inability to provide this option to any or all beneficial holders shall in no way impact the validity of the annual meeting. In order to ensure you will be able to attend, ask questions and vote at the annual meeting, you may choose the Register in Advance of the Annual Meeting option.

The online meeting will begin promptly at 11:00 a.m. Eastern Time. We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration procedures as outlined in this proxy statement.

Attending the Annual Meeting as a Guest.   If you would like to enter the meeting as a guest in listen-only mode, click on the "Guest" button after entering the meeting center at https://meetnow.global/MDU4NM5 and enter the information requested on the following screen. Please note you will not have the ability to ask questions or vote during the meeting if you participate as a guest.

What if I have technical difficulties or trouble accessing the virtual annual meeting?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. A link on the meeting page will provide further assistance should you need it or you may call 1 (888) 724-2416.

How can I ask a question during the virtual annual meeting?

Stockholders will be able to submit written questions during the virtual annual meeting about the matters in the agenda to be voted on by the stockholders. Questions that comply with the rules of conduct for the annual meeting and are pertinent to meeting matters will be answered during the meeting, subject to time constraints. The rules of conduct may be accessed from the meeting center page. Following the formal business of the annual meeting, we will hold a question and answer session, during which we intend to answer questions from stockholders that are pertinent to the company. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

Who is entitled to vote at the annual meeting?

Each holder of record of our common stock at the close of business on March 19, 2025 is entitled to vote at the annual meeting. As of that date, a total of 79,138,243 shares of common stock were outstanding and are eligible to vote at the annual meeting. Each share of our common stock is entitled to one vote per share on all matters with respect to which holders are entitled to vote.

How do I vote?

Your shares may only be voted at the annual meeting if you attend the meeting or are represented by proxy. Whether or not you plan to attend the annual meeting, we encourage you to vote by proxy in advance of the meeting to assure that your shares will be represented. Voting by proxy in advance of the meeting will in no way limit your right to vote at the annual meeting if you later decide to attend the meeting. Beneficial owners, however, may vote at the annual meeting only if they have a legal proxy, as described below.

Stockholders of Record.   If you are a stockholder of record you may vote your shares as follows:

(1) *Internet*.   Vote your shares at https://www.investorvote.com/BGS and following the on-screen directions; or

(2) *Telephone*.   Call 1-800-652-VOTE (8683), and follow the recorded instructions; or

(3) *Mail*.   Complete, sign and date the enclosed proxy card and mail it in the postage-paid envelope provided; or

(4) ***At the Annual Meeting***. Vote online during the annual meeting by clicking on the "Vote" button on the meeting center site.

Beneficial Owners. If your shares are held in the name of a broker, bank or other nominee, that institution will instruct you as to how your shares may be voted by proxy, including whether telephone or Internet voting options are available or whether you can vote online at the annual meeting. If your shares are held in the name of a broker, bank or other nominee, and you would like to vote at the meeting, you may need to first obtain a proxy, executed in your favor, from the institution that holds your shares and then register to attend the annual meeting. For registration instructions, see "Who may attend the annual meeting— *Registering to Attend the Annual Meeting as a Beneficial Owner*" above. We urge you to carefully review and follow the voting instructions provided by your broker, bank or other nominee.

Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described above.

What can I do if I change my mind after I vote my shares?

Stockholders of Record. If you are a stockholder of record, you may revoke your proxy at any time before it is exercised by timely submission of a written revocation to our corporate secretary, submission of a properly executed later-dated proxy, or by voting by clicking on the "Cast Your Vote" link on the meeting center site at the annual meeting. Attendance at the annual meeting will not by itself constitute a revocation of a proxy.

Beneficial Owners. If your shares are held in the name of a broker, bank or other holder of record, that institution will instruct you as to how your vote may be changed.

If I am a stockholder of record, how will my shares be voted if I sign, date and return my proxy card? What if I do not specify a choice for a matter when returning my signed proxy card?

All shares entitled to vote that are represented by properly completed proxy cards received prior to the annual meeting and not revoked will be voted at the meeting in accordance with your instructions. If you sign and return a proxy card but do not indicate how your shares should be voted, the shares represented by your properly completed proxy card will be voted:

- FOR each of the director nominees in Proposal No. 1;

- FOR the proposal to approve, on an advisory basis, executive compensation;

- FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2025; and

- in the discretion of the persons named in the proxies as proxy appointees as to any other matter that may properly come before the annual meeting.

What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such bank, broker or nominee depends on the type of item being considered for vote.

Non-Discretionary Items. The election of directors and the advisory say on pay vote are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of KPMG LLP as independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

How will votes be counted?

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of common stock of our company entitled to vote on a particular matter will constitute a quorum for the purpose of considering that matter. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee, such as a bank or broker, holding shares for a beneficial owner, does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

For Proposal No. 1, a nominee for director must receive the affirmative vote of a majority of the votes cast with respect to such nominee by the holders of the shares of common stock voting in person or by proxy at the annual meeting. Likewise, each of Proposal Nos. 2 and 3 require the affirmative vote of a majority of the votes cast by the holders of the shares of common stock voting in person or by proxy at the annual meeting. Abstentions and broker non-votes will not be included in the vote totals and will not affect the outcome of the vote for Proposal Nos. 1 through 3.

Who will count the votes?

A representative of our transfer agent, Computershare, will tally the vote, and will serve as inspector of the annual meeting.

How are proxies being solicited and who will pay for the solicitation of proxies?

We will bear the expense of the solicitation of proxies. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and employees by other means, including telephone, over the Internet or in person. No special compensation will be paid to our directors, officers or employees for the solicitation of proxies. To solicit proxies, we will also request the assistance of brokerage houses, banks and other custodians, nominees or fiduciaries, and, upon request, will reimburse such organizations or individuals for their reasonable expenses in forwarding soliciting materials to beneficial owners and in obtaining authorization for the execution of proxies.

**Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to be held on May 15, 2025**

The Notice of Annual Meeting, Proxy Statement and 2024 Annual Report are available at https://materials.proxyvote.com/05508R.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics; Corporate Governance Guidelines; Board Committee Charters

B&G Foods is committed to conducting every aspect of our business in an ethical, open and honest manner and in full compliance with the law, both in letter and in spirit. Our code of business conduct and ethics applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our chief accounting officer, and lays out guidelines for our employees, officers and directors to follow as they conduct business on behalf of our company. We have also adopted corporate governance guidelines, which, together with our certificate of incorporation, bylaws and board committee charters, form the framework for the corporate governance of B&G Foods.

The full text of the code of business conduct and ethics as well as our corporate governance guidelines, audit committee charter, compensation committee charter, corporate social responsibility committee charter, nominating and governance committee charter and risk committee charter are available at https://www.bgfoods.com/investor-relations/governance/documents. We intend to disclose any amendment to, or waiver from, a provision of the code of business conduct and ethics that applies to our chief executive officer or chief financial officer in the investor relations section of our web site. Stockholders may request free printed copies of the code of business conduct and ethics, corporate governance guidelines and the board committee charters by writing to: B&G Foods, Inc., Attention: Corporate Secretary, Four Gatehall Drive, Parsippany, NJ 07054 or corporatesecretary@bgfoods.com.

Role of the Board of Directors

In accordance with the General Corporation Law of the State of Delaware and our certificate of incorporation and our bylaws, our business, property and affairs are managed under the direction of the board of directors. Although our directors are not involved in our day-to-day operating details, they are kept informed of our business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by our officers at meetings of the board of directors and committees of the board of directors.

Board Leadership Structure

Historically, we have separated the roles of chair of the board of directors and chief executive officer. Separating these roles allows our chief executive officer to focus on the day-to-day management of our business and our chair of the board, an independent director, to lead the board and focus on providing advice and independent oversight of management. Given the time and effort that is required of each of these positions and our preference to have an independent director lead our board, we currently believe it is best to separate these roles. In March 2014, we amended our corporate governance guidelines to make this separation of roles mandatory.

Meetings of the Board of Directors

During the fiscal year ended December 28, 2024 (fiscal 2024), the board of directors held five meetings. Each of the directors attended at least 75% of the aggregate of all meetings held by the board of directors and each committee of the board of directors on which he or she served during fiscal 2024, in each case held during the period for which he or she was a director and committee member. Our non-management directors meet regularly (at least quarterly) in executive session of the board without management directors or employees present, and our independent directors meet in executive session at least once annually. The chair of the board of directors (or, in the chair's absence or if the chair is not an independent director, another independent director designated by the non-management directors) presides over executive sessions of the non-management directors and the independent directors.

Communication with the Board of Directors; Director Attendance at Annual Meetings

Stockholders, employees and all other interested parties may communicate with a member or members or committee of the board of directors by addressing their correspondence to the board member or members or committee c/o Corporate Secretary, B&G Foods, Inc., Four Gatehall Drive, Parsippany, NJ 07054 or by email to corporatesecretary@bgfoods.com. Our corporate secretary will review the correspondence and will determine, in his good faith judgment, which stockholder communications will be relayed to the board of directors, any committee or any director. Our corporate secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications. Subject to the foregoing, mail addressed to "board of directors" or "non-management directors" will be forwarded to the chair of the board.

Recognizing that director attendance at our annual meetings can provide our stockholders with a valuable opportunity to communicate with board members about issues affecting our company, we encourage our directors to attend each annual meeting of stockholders. Nine of the ten directors attended the 2024 annual meeting and we anticipate that all directors will attend the 2025 annual meeting.

Director Independence

In making independence determinations, the board of directors observes all criteria for independence established by the SEC, the New York Stock Exchange and other governing laws and regulations. The board considers all relevant facts and circumstances in making an independence determination. In accordance with our corporate governance guidelines, to be considered independent:

- the director must meet the bright-line independence tests under the listing standards of the New York Stock Exchange; and

- the board must affirmatively determine that the director otherwise has no material relationship with our company either directly or as a partner, shareholder or officer of an organization that has a relationship with our company.

The board of directors, through its nominating and governance committee, annually reviews all relevant business relationships any director may have with our company. As a result of its annual review, the board has affirmatively determined that each of the following directors meets the independence tests under the listing standards of the New York Stock Exchange and applicable SEC Rules, none of the following directors has a material relationship with the company and, as a result, such directors are independent: Stephen C. Sherrill, DeAnn L. Brunts, Debra Martin Chase, Charles F. Marcy, Robert D. Mills, Dennis M. Mullen, Cheryl M. Palmer and Alfred Poe. The board has determined that David L. Wenner, our former President and Chief Executive Officer and former Interim President and Chief Executive Officer, meets the independence tests under the listing standards of the New York Stock Exchange and applicable SEC Rules, however, the board is considering whether to apply a more stringent standard for former chief executive officers and therefore has not yet designated Mr. Wenner as an independent director.

Director Age Limit

In accordance with our corporate governance guidelines, no director may stand for election to the board after reaching the age of 78.

Committees of the Board of Directors

The board of directors has five standing committees: an audit committee, a compensation committee, a corporate social responsibility committee, a nominating and governance committee and a risk committee. The following table sets forth the members of each committee and the number of meetings held during fiscal 2024 for each of the board's committees:

	Audit	Compensation	Corporate Social Responsibility	Nominating and Governance	Risk
Number of Meetings:	**5**	**5**	**4**	**4**	**4**
Name:					
Stephen C. Sherrill		+			
DeAnn L. Brunts	**Chair**	☑			☑
Debra Martin Chase			**Chair**	☑	☑
Kenneth C. Keller					
Charles F. Marcy	☑			**Chair**	
Robert D. Mills				☑	**Chair**
Dennis M. Mullen.	☑	☑	☑		
Cheryl M. Palmer		☑	☑		☑
Alfred Poe	☑	**Chair**		☑	
David L. Wenner			☑		☑

+   Mr. Sherrill, as independent Chair of the Board, is an *ex-officio* non-voting, non-paid member of the compensation committee.

Audit Committee



DeAnn Brunts, Chair	Charles F. Marcy	Dennis M. Mullen	Alfred Poe

The principal duties and responsibilities of our audit committee are as follows:

- to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

- to review and appraise the audit efforts of our independent registered public accounting firm and exercise ultimate authority over the relationship between us and our independent registered public accounting firm; and

- to provide an effective, open avenue of communication among the independent registered public accounting firm, financial and senior management and the board of directors.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Each director who serves on the audit committee is independent under the listing standards of the New York Stock Exchange and as that term is used in Section 10A(m)(3) of the Securities Act of 1934, as amended. The board of directors has determined that Ms. Brunts and Messrs. Marcy, Mullen and Poe each qualify as an audit committee financial expert as that term is defined by applicable SEC regulations, and has designated each as an audit committee financial expert.

The audit committee operates under a written charter adopted by the board of directors. A copy of the charter is available at the investor relations section of our website at https://www.bgfoods.com/investor-relations/governance. The report of the audit committee begins on page 62 of this proxy statement.

Compensation Committee







| Alfred Poe, Chair | DeAnn Brunts | Dennis M. Mullen | Cheryl M. Palmer | Stephen C. Sherrill* |

* ex officio member

The principal duties and responsibilities of the compensation committee are as follows:

- to discharge the board of directors' responsibilities relating to the compensation of our executive officers and directors; and

- to have overall responsibility for evaluating and approving our executive officer and director compensation plans, policies and programs, as well as any equity-based compensation plans and policies.

Each director who serves on the compensation committee is independent under the listing standards of the New York Stock Exchange and the Internal Revenue Code of 1986, as amended (which we refer to in this proxy statement as the Internal Revenue Code), with respect to compensation committees. The compensation committee operates under a written charter adopted by the board of directors, a copy of which is available at the investor relations section of our website at https://www.bgfoods.com/investor-relations/governance. The report of the compensation committee is on page 44 of this proxy statement.

Corporate Social Responsibility Committee






| Debra Martin Chase, Chair | Dennis M. Mullen | Cheryl M. Palmer | David L. Wenner |

The principal duties and responsibilities of the corporate social responsibility committee are as follows:

- to oversee the development of, and review, assess and discuss, as and when appropriate, with management, our company's policies and practices related to corporate social responsibility, including, our company's (a) diversity and inclusion efforts; (b) environmental and sustainability efforts; (c) philanthropic activities and charitable contributions; and (d) community relations;

- to ensure that our company's business strategy and implementation is consistent with its corporate social responsibility policies and goals, and that corporate social responsibility is an integral aspect of the business strategic planning process; and

- to review and evaluate management's implementation of our company's overall corporate social responsibility strategy, including identification, assessment and monitoring of and response to our company's major corporate social responsibility priorities, policies and goals.

The corporate social responsibility committee operates under a written charter adopted by the board of directors, a copy of which is available at the investor relations section of our website at https://www.bgfoods.com/investor-relations/governance.

Nominating and Governance Committee

			
Charles F. Marcy, Chair	Debra Martin Chase	Robert D. Mills	Alfred Poe

The principal duties and responsibilities of the nominating and governance committee are as follows:

- to assist the board of directors by identifying individuals qualified to become board members and members of board committees, to recommend to the board of directors nominees for the next annual meeting of stockholders, and to recommend to the board of directors nominees for each committee of the board of directors;

- to lead the board of directors in its annual review of the board's and management's performance;

- to monitor our corporate governance structure;

- to aid the board in fulfilling its responsibility for succession planning for our chief executive officer and other executive officers; and

- to periodically review and recommend to the board of directors any proposed changes to the corporate governance guidelines applicable to us.

Each director who serves on the nominating and governance committee is independent under the listing standards of the New York Stock Exchange with respect to nominating and governance committees. The nominating and governance committee operates under a written charter adopted by the board of directors, a copy of which is available at the investor relations section of our website at https://www.bgfoods.com/investor-relations/governance.

Risk Committee

				
Robert D. Mills, Chair	DeAnn L. Brunts	Debra Martin Chase	Cheryl M. Palmer	David L. Wenner

The principal duties and responsibilities of the risk committee are as follows:

- to oversee the development of, and review, assess and discuss, as and when appropriate, with management, our company's policies and processes related to enterprise risk assessment, management, reporting and response, including limits and tolerances, risk roles and responsibilities, risk appetite and profile, and risk mitigation decisions;

- to ensure that our company's business strategy and implementation are consistent with our risk policies, appetite and profile and that risk assessment and review of organizational capabilities are integral aspects of the business strategic planning process;

- to ensure that our company's acquisition and divestiture strategy and post-transaction integration and transition planning are consistent with our risk policies, appetite and profile, and that risk assessment and review of organizational capabilities are integral aspects of the acquisition and divestiture process;

- to review and evaluate management's implementation of our company's risk strategy, including identification, assessment and monitoring of and response to our company's major risks;

- to review strategic risks and opportunities as identified by our company's strategic risk assessment and other processes, including those resulting from competitive activity; consumer demography and preferences; industry disruption and channel shifts; food safety; litigation; government/legislative activities; macroeconomic and capital market conditions; acquisitions and divestitures; capital market and other financing transactions; crisis management; and information technology, including disaster recovery, cybersecurity and data privacy;

- to review reports prepared by management on selected risk topics as the risk committee deems appropriate from time to time; and

- to, at the request of our company's general counsel or disclosure committee, review our company's disclosures regarding risk in our company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

The risk committee operates under a written charter adopted by the board of directors, a copy of which is available at the investor relations section of our website at https://www.bgfoods.com/investor-relations/governance.

The Board's Role in Risk Oversight

Management is responsible for the day-to-day risks our company faces. Our board of directors is responsible for:

- ensuring that management has implemented an appropriate system to manage these risks, i.e., to identify, assess, mitigate, monitor, and communicate about these risks; and

- providing effective risk oversight through the board's committee structure and oversight processes.

Beyond these fundamental responsibilities for risk oversight, our board concentrates on the broader implications of our strategic plans and allows the committees to focus on specific areas of risk. Our directors, through their risk oversight role, attempt to satisfy themselves that the risk management processes designed and implemented by the company's executive officers and other senior managers are consistent with the company's corporate strategy and are functioning as directed.

The board believes that full and open communication between management and the board of directors is essential for effective risk management and oversight. Our executive officers attend our quarterly board meetings. In addition to making quarterly presentations at such meetings regarding our operations, our executive officers are available to discuss any questions or concerns raised by the board relating to risk management and any other matters.

While the board is ultimately responsible for risk oversight at our company, our board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk.

Audit Committee. In accordance with its charter, the audit committee is required to, among other things, focus on the reasonableness of control processes for identifying and managing key business, financial and regulatory reporting risks. The audit committee is also mandated by its charter to discuss with management our company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including, as required by the New York Stock Exchange, our risk assessment and risk management policies. The audit committee monitors our company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management, external auditors and annual reviews with the firm that is responsible for our company's internal audit function.

Compensation Committee. The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the evaluation and management of risks arising from our compensation policies and programs. As a result of its evaluation, the compensation committee has concluded that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

Corporate Social Responsibility Committee. The corporate social responsibility committee assists the board in fulfilling its oversight responsibilities with respect to the evaluation and management of risks associated with social and public policy matters that may affect the company's business, strategy, operations or reputation, including, risks relating to our diversity and inclusion efforts; environmental and sustainability efforts, philanthropic activities and charitable contributions; and community relations.

Nominating and Governance Committee. The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with corporate governance, including board structure, size, membership and succession planning for our directors and executive officers.

Risk Committee. The risk committee assists the board in fulfilling its oversight responsibilities with respect to risk as described above under "Committees of the Board of Directors—*Risk Committee*." For more information about our risk committee's oversight of risks relating to cybersecurity, please refer to Item 1C, "Cybersecurity," in our 2024 annual report.

Director Nominations

The nominating and governance committee will consider recommendations for directorships submitted by our stockholders. Stockholders who wish the nominating and governance committee to consider their recommendations for nominees for the position of director should submit their recommendations, in accordance with the procedures set forth in our bylaws, in writing to: Corporate Secretary, B&G Foods, Inc., Four Gatehall Drive, Parsippany, NJ 07054. In order to be considered for inclusion in the proxy statement and form of proxy for the annual meeting of stockholders to be held in 2026, the stockholder's notice must be received by our company not less than 120 days nor more than 150 days before the first anniversary of the date of this proxy statement.

For nominations, such stockholder's notice shall set forth: (1) as to each person, whom such stockholder proposes to nominate for election or re-election as a director: (A) all information relating to such person that would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, (B) the written consent of the nominee to being named as a nominee in any proxy statement relating to the annual meeting and to serving as a director if elected and a completed and signed representation and agreement as required by Section 1.1.5 of our bylaws and (C) any information that such person is required to disclose pursuant to clause (iii) of Section 1.2.1 of our bylaws and (2) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made: (A) the name and address of such stockholder, as they appear on our books, and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class and number of shares of capital stock of our company which are beneficially owned (as defined in our bylaws) and owned of record by such stockholder and owned by the beneficial owner, if any, on whose behalf the nomination is made as of the date of the notice, and a representation that such stockholder shall notify our company in writing within five business days after the record date for such meeting of the class and number of shares of capital stock of our company beneficially owned by such stockholder or beneficial owner as of the record date for the meeting, (C) a written representation (from the stockholder giving notice) that such stockholder is the holder of record of shares of our company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination or nominations, (D) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder or the beneficial owner, if any, on whose behalf the nomination is made and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable to such stockholder or the beneficial owner, if any, on whose behalf the nomination is made) and a representation that such stockholder shall notify our company in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting, (E) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of such stockholder's notice by, or on behalf of, such stockholder or the beneficial owner, if any, on whose behalf the nomination is made or any of their affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes of any class of our company's capital stock for, or maintain, increase or decrease the voting power of such stockholder or the beneficial owner, if any, on whose behalf the nomination is made or any of their affiliates or associates with respect to shares of stock of our company and a representation that such stockholder shall notify our company in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting, (F) a representation that such stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least 67% of the voting power of our company's outstanding capital stock entitled to vote in the election of directors and (G) all other information required under Rule 14a-19 under the Exchange Act. Stockholders and nominees must also comply with the other notice and other requirements specified in our bylaws.

In its assessment of each potential candidate, the nominating and governance committee will review the nominee's professional ethics, integrity and values, judgment, experience, independence, diversity, commitment to representing the long-term interests of the stockholders, understanding of our company's industry or other related industries and such other factors the nominating and governance committee determines are pertinent in light of the current needs of the board of directors.

Nominees may also be recommended by directors, members of management, or, in some cases, by a third party firm. In identifying and considering candidates for nomination to the board, the nominating and governance committee considers, in addition to the requirements described above and set out in its charter, quality of experience, our needs and the range of knowledge, experience and diversity represented on the board. Each director candidate will be evaluated by the nominating and governance committee based on the same criteria and in the same manner, regardless of whether the candidate was recommended by a company stockholder or by others.

In selecting a director nominee, the nominating and governance committee focuses on skills, viewpoints, expertise or background that would complement the existing board. The nominating and governance committee seeks to identify candidates representing diverse backgrounds and diverse experience at policy-making levels in business, management, marketing, finance, human resources, communications and other areas that are relevant to our activities.

Our nominating and governance committee works together with our corporate social responsibility committee to ensure that our director selection process is consistent with our diversity and inclusion efforts and objectives. Our nominating and governance committee seeks to achieve diversity within the board and adheres to our company's philosophy of maintaining an environment free from discrimination on the basis of race, color, religion, national origin, gender, gender identity, age, disability, marital status, sexual orientation, veteran status or any protected category under applicable law. The director nomination process is designed to provide that the board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the business of our company. Accordingly, the nominating and governance committee is committed to actively seeking highly qualified women and members of underrepresented groups, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which board nominees are chosen.

The board believes that while diversity and variety of experiences and viewpoints represented on the board should always be considered, a director nominee should not be chosen nor excluded solely or largely because of race, color, religion, disability, age, gender, national origin or sexual orientation or identity. Instead, decisions by the board regarding director nominees and continued service of directors are made based on expected contributions to the board in furtherance of the interests of our stockholders.

The nominating and governance committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to our company. In the case of a recommendation submitted by a stockholder, after full consideration, the stockholder proponent will be notified of the decision of the nominating and governance committee.

The nominating and governance committee will conduct the appropriate and necessary inquiries with respect to the backgrounds and qualifications of all director nominees. The nominating and governance committee will also review the independence of each candidate and other qualifications of all director candidates, as well as consider questions of possible conflicts of interest between director nominees and our company. After the nominating and governance committee has completed its review of a nominee's qualifications and conducted the appropriate inquiries, the nominating and governance committee will make a determination whether to recommend the nominee for approval by the board of directors. If the nominating and governance committee decides to recommend the director nominee for nomination by the board of directors and such recommendation is accepted by the board, the form of our proxy solicitation will include the name of the director nominee.

Director Compensation

Employee directors do not receive any separate compensation for their board activities. Each of our non-employee directors receives an annual fee payable in cash or, at the director's election, stock options issued under our Omnibus Plan. In addition, to ensure that our non-employee directors have an ownership interest aligned with our stockholders, each non-employee director also receives an annual grant of shares of our common stock issued under our Omnibus Plan. Members of our board committees receive an additional annual fee for each committee on which they serve. Our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or board committees.

Based upon recommendations from the compensation committee, the board did not implement any changes to board compensation for the period from June 2024 to May 2025 and has decided not to implement any changes to board compensation for the period from June 2025 to May 2026. The compensation committee made such recommendations after reviewing director compensation surveys. A summary of our director compensation program is summarized in the table below:

Compensation Element	Compensation[1]				
General Board Service—Cash[2]					
Annual Fee—Chair	$165,000				
Annual Fee—Other Members . .	$75,000				
General Board Service—Equity					
Approximate value of shares of common stock granted annually	$130,000				
Number of shares.	Determined by dividing $130,000 by the thirty day average of the closing price of our common stock on the first business day of the calendar month immediately following the annual meeting of stockholders. Shares are issued on that day.				
Vesting schedule	Shares vest immediately upon grant.				
Committee Service—Cash					
	Audit Committee	**Compensation Committee**	**Corporate Social Responsibility Committee**	**Nominating & Governance Committee**	**Risk Committee**
Annual Fee—Chair	$25,000	$20,000	$20,000	$20,000	$20,000
Annual Fee—Other Members . . .	$15,000	$15,000	$15,000	$15,000	$15,000

(1) For ease of administration the board service payment calendar runs from June through May. However, the June through May board service payments include compensation for services rendered upon election or re-election to the board at the annual meeting of stockholders in late May until the next annual meeting of stockholders the following May.

(2) The annual board service fee (or any portion thereof), currently payable to the Chair of the Board and each of the other non-employee directors in cash, may at each non-employee director's option, be paid in cash or an equivalent amount of options, provided that such election is made by continuing directors not later than December 31st of the calendar year prior to the payment of such annual board service fee and by newly elected directors not later than two days after such newly elected director's election to the board.

During fiscal 2024, our non-employee directors received the following compensation:

Name	Fees Earned or Paid in Cash	Stock Awards[1][2]	Option Awards[3][4]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Stephen C. Sherrill	—	$124,171	$165,000	—	—	—	$289,171
DeAnn L. Brunts	$130,000	$124,171	—	—	—	—	$254,171
Debra M. Chase	$125,000	$124,171	—	—	—	—	$249,171
Charles F. Marcy	$110,000	$124,171	—	—	—	—	$234,171
Robert D. Mills	$110,000	$124,171	—	—	—	—	$234,171
Dennis M. Mullen.	$120,000	$124,171	—	—	—	—	$244,171
Cheryl M. Palmer	$120,000	$124,171	—	—	—	—	$244,171
Alfred Poe	$125,000	$124,171	—	—	—	—	$249,171
David L. Wenner	$105,000	$124,171	—	—	—	—	$229,171

(1) The "Stock Awards" column shows the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. On June 3, 2024, each non-employee director received 12,948 shares of our common stock for his or her annual equity grant.

(2) Because annual stock awards to our non-employee directors vest immediately upon grant, none of the directors listed in the table above had any unvested stock awards as of December 28, 2024.

(3) The "Option Awards" column shows the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. These amounts do not necessarily represent the actual value realized by each director. The stock option values were calculated using the Black-Scholes option pricing model. For discussion of the assumptions used in these valuations, see Note 15 of the notes to our consolidated financial statements in our 2024 annual report.

Each of our non-employee directors is given the option to receive all or a portion of his or her annual board service fee in cash or an equivalent amount of stock options. Prior to December 31, 2023, Mr. Sherrill elected to receive all $165,000 of his annual board service fee in stock options. On June 3, 2024, Mr. Sherrill received 71,268 stock options at an exercise price of $9.59 per share. The stock options vest in their entirety on June 3, 2025.

(4) The aggregate number of stock options outstanding as of December 28, 2024 for directors listed in the table above were as follows: Mr. Sherrill, 299,725 (of which 228,457 are vested and 71,268 vest on June 3, 2025); Mr. Poe, 36,843 (all of which are vested); and Mr. Wenner, 98,329 (all of which are vested). None of the other directors listed in the table above had any stock options outstanding as of December 28, 2024.

Non-Employee Director Stock Ownership Guidelines. In February 2012, our board of directors adopted stock ownership guidelines for our non-employee directors to further align the interests of our non-employee directors with the interests of our stockholders. As originally adopted, each non-employee director was required to own our common stock in an amount equal to three times his or her annual cash board service fee. During the fourth quarter of 2018, our board of directors increased that requirement to an amount equal to four times each non-employee director's annual cash board service fee. Non-employee directors are required to achieve the relevant ownership threshold within five years after first becoming subject to the guidelines. If there is a significant decline in our stock price that causes a non-employee director's holdings to fall below the applicable threshold, the director will not be required to purchase additional shares to meet the threshold, but such director may not sell or transfer any shares until the threshold has again been achieved. All of our non-employee directors have met the stock ownership guidelines within five years after first becoming subject to the guidelines. Our nominating and governance committee plans to review these guidelines on an annual basis.

Insider Trading Policy

Overview. We maintain a statement of policy concerning trading in the company's securities, which is also known as an insider trading policy, that provides restrictions on, and guidelines for, trading in our securities and other companies' securities, when in possession of material non-public information. Our insider trading policy applies to our directors, officers, employees and their related parties (as defined in our insider trading policy). Our insider trading policy also states that our company will comply with all applicable insider trading laws, rules and regulations when our company transacts in our company's securities. We believe the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and the NYSE listing standards. We filed our insider trading policy as an exhibit to our annual report on Form 10-K that we filed with the SEC on February 25, 2025.

Limited Trading Windows.   Our insider trading policy provides that directors, executive officers and certain other members of senior management can transact in B&G Foods securities only during approved trading windows after satisfying mandatory pre-clearance requirements.

Anti-hedging Policy.   To prevent speculation or hedging, our insider trading policy prohibits our named executive officers (and our directors and all other employees) from engaging in short sales of our company's stock. Our insider trading policy also prohibits our directors, executive officers and certain other employees from purchasing or selling any financial instrument that is designed to hedge or offset any decrease in the market value of our company's stock, including prepaid variable forward contracts, equity swaps, collars and other derivative securities that are directly linked to our company's stock. All other employees are discouraged from entering into hedging transactions related to company stock.

Prohibition on Margin Accounts and the Pledging of Company Securities.   Our insider trading policy prohibits all directors, executive officers and all other employees from purchasing company securities on margin, holding company securities in a margin account or pledging company securities.

OUR PEOPLE, OUR CULTURE AND OUR CORE VALUES

Our People

As of December 28, 2024, our workforce consisted of 2,784 employees. Of that total, 2,321 employees were engaged in manufacturing, 147 were engaged in marketing and sales, 199 were engaged in warehouse and distribution and 117 were engaged in administration. Approximately 51.2% of our employees, located at six manufacturing facilities in the United States and one manufacturing facility in Mexico, are covered by collective bargaining agreements. For more information about our people and our human capital management, please see pages 12 to 13 of our 2024 annual report.

Our Culture

We love food and bringing our family of brands to our consumers and their families. We have fire in our bellies, are energized by new challenges and pursue excellence in everything we do. We believe in teamwork, have a common desire to be part of something big, and share a commitment to stay humble even as we continue to grow.

Our Core Values

At B&G Foods, we are committed to providing quality products and observing high ethical standards in the conduct of our business. Together with our predecessors, we have been doing so since the 1800s.

Our core values—*passion*; *food safety and quality*; *diversity and inclusion; integrity and accountability*; *customer and consumer focus*; *safety and health at work*; *collaboration*; and *empowerment*—have been critical to our success.


Passion

We love food and bringing our family of brands to you and your family. We pursue excellence in everything we do. We are energized by new challenges.


Food Safety & Quality

We make food safety our number one priority. We are committed to providing great-tasting, high-quality and safe foods to you and your family.


Integrity & Accountability

We are ethical, honest and transparent. We hold ourselves accountable for our decisions and actions. We believe in being a good corporate citizen, and we do the right thing because we care.


Diversity & Inclusion

We embrace diversity and value the similarities and differences of our employees. We leverage diverse backgrounds and perspectives to achieve outstanding results. We are committed to fostering an inclusive work environment where all employees have the opportunity to share their ideas, grow with our company, and realize their full potential.


Customer & Consumer Focus

We strive to consistently exceed our customers' and consumers' expectations. We proactively seek customer and consumer insights. We deliver what we promise.


Collaboration

We believe in team first, individuals second. We believe in timely and personal communication. We support each other professionally and personally without being asked. We leverage diverse backgrounds and perspectives to achieve outstanding results.


Safety & Health at Work

We are committed to ensuring the health and safety of our employees and expect the same from our supply chain partners. We are committed to preventing accidents, injuries and illnesses related to the workplace.


Empowerment

We enable and encourage our employees to grow, excel and realize their full potential. We strive to hire people more talented than we are. We empower our people to make the decisions needed today, and prepare them for even bigger decisions they will make in the future.

Compliance and Ethics

Our Code of Business Conduct and Ethics, referred to as our Code, serves as a guide for all directors, officers, employees and representatives of B&G Foods in our daily interactions with our customers, consumers, stockholders, regulatory agencies, supply chain partners and fellow employees. We provide annual and periodic training and educational materials to our employees on our Code, raising and resolving ethical issues, ethical decision making and on various other compliance and ethics topics.

CORPORATE SOCIAL RESPONSIBILITY

At B&G Foods, we're also passionate about supporting our employees and giving back to the communities where we live and work. During 2020 our board of directors established a board-level corporate social responsibility committee to demonstrate our commitment to corporate social responsibility and to oversee our efforts.

Annual Corporate Social Responsibility Reports

In January 2024 we issued our inaugural corporate social responsibility report. We are planning to issue our second annual corporate social responsibility report during the second or third quarter of 2025. Our annual corporate social responsibility reports, which are available at https://www.bgfoods.com/about/responsibility, include disclosures regarding the steps we have been taking over the years to enhance our corporate social responsibility efforts and to minimize our impact on the environment, including our sustainability goals and the progress we have been making to achieve those goals. The information contained on our website, including the information in our corporate social responsibility reports, is not part of, and is not incorporated in, this or any other document or report we file with or furnish to the SEC. See "—Additional Information" below. Following is a brief overview of our approach to certain key corporate social responsibility topics.

Diversity and Inclusion

We embrace diversity and value the similarities and differences of our employees. We leverage diverse backgrounds and perspectives to achieve outstanding results. We are committed to fostering an inclusive work environment where all employees have the opportunity to share their ideas, grow with our company, and realize their full potential.

Discrimination and Harassment

As set forth in our Code and our discrimination and harassment policy, we have a zero-tolerance policy on discrimination and harassment and have several methods under which employees can report incidents, including an online and telephone hotline through which employees can report any discrimination and harassment or any other compliance and ethics concerns confidentially or anonymously and without fear of reprisal.

Human Rights

Consistent with the requirements of our Code, our core values and our human rights policy, we respect the personal dignity and individual worth of every human being. At B&G Foods, it is the responsibility of each of our employees to maintain a work culture that supports human rights. Likewise, in establishing and maintaining relationships with our supply chain partners and other business partners, we expect the same commitment to high ethical standards and compliance with applicable laws, including those relating to human rights. We are committed to compliance with all applicable laws and regulations with respect to human rights, and our respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights. We have and will continue to communicate to our employees, supply chain partners and other stakeholders our commitment to human rights through our Code, our supplier code of conduct and our human rights policy.

Safety & Health at Work

We are committed to ensuring the health and safety of our employees and expect the same from our supply chain partners. We are committed to preventing accidents, injuries and illnesses related to the workplace. Our environmental, health and safety policy provides, among other things, that we hold our leadership accountable for providing and maintaining safe and healthful working conditions; insist that no manufacturing facility, warehouse, office, or department will be considered properly managed regardless of its proficiency in other areas unless it maintains a safe and healthful work environment; and mandating that safety is a condition of employment and holding every employee accountable for following all prescribed work safety practices and procedures. To promote safety and health at work, we provide monthly safety and health training and assessments as well as annual internal and third-party safety and health audits.

Responsible Sourcing

We also believe that a strong relationship with our suppliers, one that is ethical, honest and transparent, is consistent with our core values and is essential to ensuring our company's success. Accordingly, we have a supplier code of conduct to communicate the expectations we have of our suppliers and to ensure that the suppliers we do business with adhere to the highest standards of ethics, integrity and compliance with the law. For purposes of our supplier code of conduct, "suppliers" include all suppliers, vendors, contractors, consultants, agents and other providers of goods or services to B&G Foods or any of our subsidiaries anywhere in the world. A copy of our supplier code of conduct is available at https://www.bgfoods.com/about/responsibility.

Environmental Sustainability

As part of our commitment to being a good corporate citizen, we consider environmental sustainability to be an important strategic focus area. For instance, our manufacturing operations have a variety of initiatives in place to reduce energy usage, conserve water, improve wastewater management, reduce packaging and where possible use recycled and recyclable packaging. We evaluate and modify our manufacturing and other processes on an ongoing basis to mitigate risk and further reduce our impact on the environment, conserve water and reduce waste.

Philanthropy Principles

In January 2022, we adopted philanthropy principles that include promoting food security, supporting the communities where B&G Foods employees live and work, and accelerating diversity in the culinary arts.

Promoting Food Security.   As a leading manufacturer of high quality, well known food brands, we believe we can make a difference in the community by supporting causes and organizations that promote food security and education to ensure those in need have access to safe and nutritious food. In 2022 we announced a philanthropic partnership with America's Grow-a-Row (AGAR), a not-for-profit organization that grows and gleans fresh, healthy fruits and vegetables that are donated to those suffering from hunger or living in areas that lack reliable access to fresh, affordable produce. In each of February 2023, February 2024 and January 2025, we donated $250,000 to AGAR, which results in the planting, growing, harvesting and distribution of 1.25 million servings per year of fresh produce to communities in need across the United States. In addition, during the harvest season in New Jersey, we hold volunteer days at AGAR in which our employees help harvest fresh produce that is donated to those in need.

Supporting the Communities Where We Live And Work.   At B&G Foods, we combine our passion for food with our passion for supporting and giving back to the community. We donate food, money and our time and expertise to various causes and charitable efforts at the corporate, brand and local levels, and encourage our employees to do the same. Through these efforts we strengthen, educate and feed our hometown communities across North America.

Accelerating Diversity In The Culinary Arts.   Food is a universal language, and we believe the culinary arts are made infinitely more powerful through a diverse blend of people and perspectives. In 2021, we founded the B&G Foods Culinary Leaders of Tomorrow Scholarship at The Culinary Institute of America (CIA) with a goal of making culinary education and employment more accessible to all. The B&G Foods Culinary Leaders of Tomorrow Scholarship awards five $10,000 grants to eligible students at the CIA each year with a total commitment of $1,000,000 in scholarships over eight years. Scholarship recipients who continue their education in good standing will receive the award each year until graduation. The scholarship application process for the B&G Foods Culinary Leaders of Tomorrow Scholarship is open to all CIA students who meet the eligibility criteria, regardless of race, color, religion, citizenship, national origin, gender, age, sexual orientation, gender identity, gender expression, marital status, military service, disability, or any other characteristic or condition protected by applicable law.

Additional Information

For more information about some of our key corporate social responsibility and environmental sustainability initiatives, including initiatives relating to zero waste, water conservation, reforestation, energy reduction, animal welfare and community support, please see https://www.bgfoods.com/about/responsibility. Copies of our corporate social responsibility report, Code, our supplier code of conduct, our human rights policy, our environmental, health and safety policy, our philanthropy principles and our water stewardship policy, are also available at https://www.bgfoods.com/about/responsibility. The information contained on our website is not part of, and is not incorporated in, this or any other document or report we file with or furnish to the SEC.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Introduction

Our company's bylaws provide for the annual election of directors. Upon the recommendation of our nominating and governance committee, our board of directors has nominated for re-election each of our current directors.

At the annual meeting, the ten nominees for director are to be elected to hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Each of the nominees has consented to serve as a director if elected. If any of the nominees shall become unable or unwilling to stand for election as a director (an event not now anticipated by the board of directors), proxies will be voted for such substitute as designated by the board of directors.

Director Nominees

For each of the ten director nominees standing for election, the following sets forth certain biographical information, including a description of their business experience during at least the past five years and the specific experience, qualifications, attributes or skills that qualify them to serve as directors of B&G Foods and/or members of the board committees on which they serve. For further information about director skills and experience and board demographics and diversity, see "—Board Skills and Experience" and "—Board Demographics and Diversity" below. For further information, about how director nominees are selected, see "Corporate Governance—Director Nominations" above.



***Stephen C. Sherrill, 71, Chair of the Board of Directors*:** Stephen Sherrill has been a director since B&G Foods' formation in 1996 and has been Chair since 2005. Mr. Sherrill is a founder and has been a Managing Director of BRS, Inc. since its formation in 1995. BRS, formerly known as Bruckmann, Rosser, Sherrill & Co., Inc., was the controlling stockholder of B&G Foods from its formation in 1996 until its initial public offering in 2004. Mr. Sherrill was an officer of Citicorp Venture Capital from 1983 until 1994. Prior to that, he was an associate at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Sherrill currently serves as a director of BRS Outdoor Holdings LLC (the owner of the Gamo, Crossman and Daisy airgun brands). Mr. Sherrill has previously served as a director of, among others, Royal Robbins, Inc., Ruth's Chris Steak House, Inc., Remington Arms Company, Inc., Reliance Electric Company and Zatarain's Brands Inc.

Mr. Sherrill has many years of experience as a private equity investor and has served on the boards of directors of many public and private companies. Mr. Sherrill's expertise regarding mergers and acquisitions and debt and equity financing allows him to provide invaluable guidance to our board of directors and executive management regarding these matters. This has been and continues to be very important to B&G Foods because we have implemented, and intend to continue to implement, our growth strategy in part through the acquisition of complementary brands. In addition, as a private equity investor, Mr. Sherrill has provided strategic guidance and business and financial oversight (including evaluation of senior management and their compensation) for many private and public companies.



***DeAnn L. Brunts, 63, Director*:** DeAnn Brunts has been a director since May 2015. Since 1999, Ms. Brunts has served as the chief financial officer and executive officer of a number of businesses both private and public. Ms. Brunts is a member of the board of directors of Benson Hill, Inc. (NASDAQ: BHIL), serving as such since November 2020. From January 2021 until her retirement in late March 2022, Ms. Brunts also served as the chief financial officer of Benson Hill. Ms. Brunts served on the board of directors of Heritage Grocers Group from December 2023 to December 2024. Since August 2021, Ms. Brunts has served on the board of directors of Claire's Holdings LLC, serving as chair of the audit committee. During 2020, she provided financial, accounting, capital structure and leadership consulting services to private equity backed companies. She served for three years commencing January 2017 as chief financial officer of Solaray, LLC, a privately held full service category management and merchandising services provider of general merchandise to a variety of retailers, including over 40,000 convenience stores. Ms. Brunts also served as the chief financial officer of Transworld Systems, Inc., a privately held debt collection agency, from 2015 to 2016, Maverik, Inc., a privately held convenience/gas/fresh food store chain, from 2012 to 2014, Rocky Mountain Foods, Inc., a privately held food manufacturer and distributor, from 2011 to 2012 and Merlin-International, a privately held information technology company, in 2010. Prior to that, Ms. Brunts served in several roles at Tatum LLC, a privately held executive and consulting services company specializing in finance, accounting and technology services, from 2006 to 2009, most recently as the central region managing partner of Tatum. Ms. Brunts also held various positions at PricewaterhouseCoopers from 1985 to 1999, including transaction services and audit partner. Ms. Brunts previously served as chair of the audit committee of the Women's Foundation of Colorado and as a director and audit committee chair for Springboard to Learning. From 2017 to 2020 she served as a director of SRP Companies Canada, a privately held direct store distribution company. Ms. Brunts currently serves as a member of the Financial Accounting Standards Advisory Council.

Ms. Brunts has extensive experience in financial and accounting matters, including private and public company reporting, having served as chief financial officer of several private companies and as an audit partner and mergers and acquisitions advisor at PricewaterhouseCoopers for several private and public companies, including several in the food and consumer packaged goods industries. Ms. Brunts also brings key senior management, leadership, financial and strategic planning experience to our board of directors.



Debra Martin Chase, 68, Director: Debra Martin Chase has been a director since July 2020. Ms. Chase, a Tony and Peabody Award-winning and Emmy nominated television, motion picture and Broadway producer, is an entertainment industry icon and trailblazer as the first African American female producer ever to have a production deal at a major studio, and the first African American woman to produce a film that grossed over $100 million. To date, her films have grossed over a half billion dollars. Ms. Chase is the founder and has been serving as Chief Executive Officer of Martin Chase Productions since its formation in 2000. Since July 2021, Ms. Chase has been a member of the board of directors, and currently serves as a member of the audit committee of Bridge Investment Group Holdings Inc. (NYSE: BRDG). Since April 2024, Ms. Chase has been a member of the board of directors, and currently serves as a member of the nominating and corporate governance committee of Gaming and Leisure Properties, Inc. (NASDAQ: GLPI). Prior to forming Martin Chase Productions, Ms. Chase served as Executive Vice President of Brown House Productions, the late Whitney Houston's production company, from 1995 to 2000, and Vice President of Mundy Lane Entertainment, Denzel Washington's production company, from 1992 to 1995. Before that, Ms. Chase served as an in-house attorney and then in the executive training program at Columbia Pictures. Prior to entering the entertainment industry, Ms. Chase practiced corporate law in New York and Houston.

Ms. Chase serves on the board of the Second Stage Theatre in Manhattan. She is a member of the Academy of Motion Picture Arts and Sciences, where she sits on the producers executive committee, the Academy of Television Arts and Sciences, the Broadway League, where she sits on the Tony management committee, and the advisory board of the African American Film Critics' Association.

Ms. Chase has many years of experience as a business executive in the entertainment industry. Ms. Chase brings key leadership, business and legal skills to our board of directors. Ms. Chase has extensive experience promoting diversity, inclusion and philanthropic efforts as a television, film and theatre producer and as the founding chairperson of the diversity and inclusion committee of the New York City Ballet whose board she served on for a decade. Ms. Chase's business experience and philanthropic interests enable her to provide the board with fresh ideas and valuable perspectives.



Kenneth C. "Casey" Keller, 63, President, Chief Executive Officer and Director:
Casey Keller has been our President and Chief Executive Officer and a director since June 2021. Prior to that, Mr. Keller served from January 2020 to September 2020 as president and chief executive officer of JDE Peet's NV, a $7 billion global coffee and tea company with over 20,000 employees based in Amsterdam, The Netherlands. Mr. Keller led the merger of Jacobs Douwe Egberts (JDE) and Peet's Coffee, Inc. in December 2019 and the successful initial public offering of the combined company in May 2020. Prior to the merger, Mr. Keller was the president and chief executive

officer of Peet's Coffee, a premium specialty coffee company based in California, from August 2018 to December 2019. Prior to joining Peet's Coffee, Mr. Keller served as global president of the Wm. Wrigley Jr. Company, a subsidiary of Mars, Inc. He joined Wrigley in 2011 as president of Wrigley North America and later assumed responsibility for Wrigley Americas. Mr. Keller served as president of Alberto Culver USA from 2008 until the company's acquisition by Unilever in 2011. He also worked at the H.J. Heinz Company in both the United States and Europe, leading the ketchup, condiments and sauces division in the United States and was the chief executive officer of Heinz Italy. Mr. Keller began his consumer goods career with Procter & Gamble. From October 2017 until August 2018, Mr. Keller served as a director of Cott Corporation and as a member of its audit committee.

Mr. Keller has many years of experience as a chief executive officer and as a senior executive officer in the food industry. Mr. Keller brings key senior management, leadership, financial, operational and strategic planning experience to our board of directors. Mr. Keller also has a strong background in mergers & acquisitions.



Charles F. Marcy, 74, Director: Charles "Chuck" F. Marcy has been a director since 2010. Since 2015, Mr. Marcy has been a principal with Chuck Marcy Consulting, specializing in strategic and marketing consulting to companies in the natural and organic products businesses. From May 2013 through March 2015, Mr. Marcy served as the chief executive officer of Turtle Mountain LLC, the owner of the So Delicious Dairy Free brand. Since January 2018, Mr. Marcy has been a member of the board of directors of Maple Hill Creamery, LLC. From December 2013 to January 2023, Mr. Marcy was a member of the board of directors of Farmer Bros. Co. (NASDAQ: FARM), most recently serving as a member of the nominating and governance committee and as chair of the compensation committee. From January 2017 to November 2022, Mr. Marcy was a member of the board of directors of Teton Waters Ranch LLC, most recently serving as a member of the compensation committee and chair of the board. From 2010 until 2013, Mr. Marcy was a principal with Marcy & Partners, Inc., where he provided strategic planning and acquisition consulting to companies with a consumer focus. Mr. Marcy served as President and Chief Executive Officer and a member of the Board of Directors of Healthy Food Holdings (HFH), a holding company for branded "better-for-you" foods from 2005 through April 2010. Under Mr. Marcy's guidance, HFH's portfolio included Breyers Yogurt, YoCrunch Yogurt and Van's International Foods. Previously, Mr. Marcy served as President, Chief Executive Officer and a Director of Horizon Organic Holdings, then a publicly traded company listed on the NASDAQ with a leading market position in the organic food business in the United States and the United Kingdom, from 1999 to 2004. Mr. Marcy also previously served as President and Chief Executive Officer of the Sealright Corporation, a manufacturer of dairy packaging and packaging systems, from 1995 to 1998, then a publicly traded company listed on the NASDAQ. From 1993 to 1995, Mr. Marcy was President of the Golden Grain Company, a subsidiary of Quaker Oats Company and maker of the Near East brand of all-natural grain-based food products. From 1991 to 1993, Mr. Marcy was President of National Dairy Products Corp., the dairy division of Kraft General Foods. From 1974 to 1991, Mr. Marcy held various senior marketing and strategic planning roles with Sara Lee Corporation and General Foods.

Mr. Marcy has many years of experience as a chief executive officer and senior executive officer in the food industry. Mr. Marcy brings key senior management, leadership, financial and strategic planning, corporate governance and public company executive compensation experience to our board of directors. Mr. Marcy also has a strong background in packaged foods marketing and has significant experience with organic foods.



Robert D. Mills, 52, Director.   Robert Mills has been a director since March 2018. Since 2005, Mr. Mills has served as a senior technology and digital executive for a number of public companies. Mr. Mills currently serves as Executive Vice President, Chief Technology, Digital Commerce and Strategy Officer for Tractor Supply Company (NASDAQ: TSCO), a position he has held since August 2018. In his current role at Tractor Supply Company, Mr. Mills is responsible for setting the technology direction for the entire company including cybersecurity and privacy practices, providing leadership for all digital operations and facilitating the long term strategic direction, which includes M&A activity for the organization. Mr. Mills served as Senior Vice President, Chief Information and Strategy Officer of Tractor Supply Company from 2014 to August 2018. Prior to that, Mr. Mills was the chief information officer of Ulta Beauty Inc. (NASDAQ: ULTA) from 2011 to 2014 and vice president, online chief information officer of Sears Holding Corp. (NASDAQ: SHLD) from 2005 to 2011. Since May 2022, Mr. Mills has been a member of the board of directors, and currently serves as a member of the audit and technology committee, of RealTruck, Inc., a privately held manufacturer and online retailer of aftermarket truck parts and accessories. He was the Chairman Emeritus for the National Retail Federation Chief Information Council from 2020 to 2021.

Mr. Mills has many years of experience as a senior information technology executive. Mr. Mills brings key senior management, leadership, information technology, cybersecurity, digital operations and strategic planning experience to our board of directors.



Dennis M. Mullen, 71, Director: Dennis Mullen has been a director since 2006. Mr. Mullen is a founder and has been a partner with The Mullen Group, LLC since its formation in 2011. The Mullen Group provides strategic advice regarding economic development and government and community relations. Prior to that, Mr. Mullen served as Chairman, President and Chief Executive Officer of Empire State Development Corporation from June 2009 through February 2011, where he oversaw the statewide operations of New York State's primary economic development agency. During that time he also served as a Commissioner of New York State's Department of Economic Development. From September 2008 to June 2009, Mr. Mullen served as Upstate President of the Empire State Development Corporation, where he oversaw the upstate operations of the agency. From 2005 through August 2008, Mr. Mullen served as President and Chief Executive Officer of Greater Rochester Enterprise, an economic development company. Prior to that, Mr. Mullen was President and Chief Executive Officer of Birds Eye Foods, Inc., a leading manufacturer and marketer of frozen vegetables, and a major processor of other food products, from 1998 to 2005. Mr. Mullen also was a director of Birds Eye Foods from 1996 to 2005, serving as Chairman of the Board from 2002 to 2005. Prior to that, Mr. Mullen held various other leadership positions with Birds Eye Foods and related entities. Prior to employment with Birds Eye Foods, Mr. Mullen was President and Chief Executive Officer of Globe Products Company, Inc. Mr. Mullen currently serves on the board of directors of Foster Farms, a leading poultry producer in the Western United States. He formerly served on the board of directors of the Grocery Manufacturers Association.

Mr. Mullen has many years of experience as a chief executive officer and senior executive officer in the food industry. Mr. Mullen brings key senior management, leadership, financial and strategic planning, corporate governance and public company executive compensation experience to our board of directors.



Cheryl M. Palmer, 67, Director: Cheryl Palmer has been a director since 2010. Ms. Palmer is a founder and has been the President of Strawberry Hill Associates, LLC, a strategic consulting firm that advises mid-size companies through the development and revitalization of brands, and how to leverage new customer and channel strategies, since its formation in 2011. Prior to that, Ms. Palmer served as Corporate Vice President, Revenue & Product Development (Chief Revenue Officer) of Club Quarters, LLC, a privately held company, which operates full-service hotels for member organizations in prime, major metropolitan downtown city locations, from 2007 to 2011. Previously Ms. Palmer was Vice President, Northeast Zone, for The Gap, from 2005 to 2006 where she led retail operations for 350 stores ($1.5B sales) and a team of 11,000 associates. Prior to that Ms. Palmer served in executive leadership positions at The Great Atlantic & Pacific Tea Company (A&P), including as President of the Food Emporium, a specialty food retail division, from 2000 to 2005, and as Senior Vice President, Strategic Marketing (CMO/CSO) of A&P from 1999 to 2000. Prior to joining A&P, Ms. Palmer served as Group Vice President and General Manager Portfolio Leadership for Allied Domecq Spirits & Wines from 1997 to 1999. From 1985 to 1996, Ms. Palmer held various senior marketing and management positions at the Mott's North America and Schweppes USA divisions of Cadbury Beverages, Inc.

Ms. Palmer has many years of experience as a senior executive officer in the food industry. Ms. Palmer brings key senior management, leadership, financial and strategic planning, corporate governance and executive compensation experience to our board of directors. Ms. Palmer also has a strong background in brand marketing. Ms. Palmer's retail food industry experience brings an added perspective to the board.



Alfred Poe, 76, Director: Alfred Poe has been a director since 1997. He is currently the Chief Executive Officer of AJA Restaurant Corp., serving as such since 1999. From December 2020 until January 2024, Mr. Poe was a member of the board of directors of Farmer Bros. Co. (NASDAQ: FARM), most recently serving as a member of the technology, nominating and governance and compensation committees. Mr. Poe was the Chief Executive Officer of Superior Nutrition Corporation, a provider of nutrition products, from 1997 to 2002. He was Chairman of the Board and Chief Executive Officer of MenuDirect Corporation, a provider of specialty meals for people on restricted diets, from 1997 to 1999. Mr. Poe was a Corporate Vice President of Campbell's Soup Company from 1991 through 1996. From 1993 through 1996, he was the President of Campbell's Meal Enhancement Group. From 1982 to 1991, Mr. Poe held various positions, including Vice President, Brands Director and Commercial Director with Mars, Inc. Mr. Poe previously served on the board of directors of Centerplate, Inc. (AMEX), Polaroid Corporation (NYSE) and State Street Bank (NYSE).

Mr. Poe has many years of experience as a chief executive officer and senior executive officer in the packaged foods and food service industries. He has also served on the boards of directors of other public companies. In addition to bringing industry experience, Mr. Poe brings key senior management, leadership, financial and strategic planning, corporate governance and public company executive compensation experience to our board of directors.



David L. Wenner, 75, Director: David Wenner has been a director since August 1997. Mr. Wenner served as our President and Chief Executive Officer from March 1993 through December 2014 and as our Interim President and Chief Executive Officer from November 2020 to June 2021. Mr. Wenner joined our company in 1989 as Assistant to the President and was directly responsible for Distribution and Bloch & Guggenheimer operations. In 1991, he was promoted to Vice President and assumed responsibility for all company manufacturing operations. Prior to joining our company, Mr. Wenner spent 13 years at Johnson & Johnson in supervision and management positions, responsible for manufacturing, maintenance and purchasing. Mr. Wenner has been active in industry trade groups and has served on the Chairman's Advisory Council of the Grocery Manufacturers Association.

Having served as our President and Chief Executive Officer for 22 years, Mr. Wenner brings to our board an extraordinary understanding of our company's business, history and organization. Mr. Wenner's training as an engineer at the U.S. Naval Academy and prior experience in senior leadership positions overseeing manufacturing, maintenance and purchasing operations at B&G Foods and Johnson & Johnson, together with his many years of day-to-day leadership and intimate knowledge of our business and operations, provide the board with invaluable insight into the operations of our company. Mr. Wenner also provides strong insight and guidance regarding potential acquisitions and acquisition financing as under his leadership as President and Chief Executive Officer, B&G Foods successfully acquired and integrated dozens of brands into our company's operations.

Board Skills and Experience

When selecting nominees for our board of directors, our nominating and governance committee has identified the skills and experience below as most relevant to our company.

	Sherrill	Brunts	Chase	Keller	Marcy	Mills	Mullen	Palmer	Poe	Wenner
Other Public Company Board Experience	☑	☑	☑	☑	☑				☑	
CEO Experience			☑	☑	☑		☑		☑	☑
Other C-Suite Experience		☑	☑	☑		☑		☑	☑	
Consumer Packaged Goods Experience				☑	☑		☑	☑	☑	☑
Marketing/Brand Management Experience			☑	☑	☑			☑	☑	
Customer Experience						☑		☑		
Manufacturing and Supply Chain Experience				☑	☑	☑	☑			☑
Accounting and Financial Reporting Expertise		☑		☑		☑			☑	
Strategic Planning Experience	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑
Mergers & Acquisitions Expertise	☑	☑		☑	☑	☑	☑			☑
Capital Markets Expertise	☑	☑								☑
Emerging Technologies/Ecommerce Experience				☑	☑	☑				
Human Capital Management Experience			☑	☑	☑	☑	☑	☑		☑
Executive Compensation Experience	☑			☑			☑	☑	☑	☑
Risk Management Experience	☑	☑		☑	☑	☑	☑	☑		☑
Corporate Governance Experience	☑			☑			☑			
Cybersecurity Expertise						☑				
Legal/Regulatory Experience	☑		☑	☑						
Public Policy and Governmental Relations Experience				☑			☑			
CSR & Sustainability Experience			☑	☑						

Board Demographics and Diversity

Name:	African American	Asian / Pacific Islander	White / Caucasian	Hispanic / Latino	Native American	Male	Female
			Race/Ethnicity			**Gender**	
Stephen C. Sherrill			☑			☑	
DeAnn L. Brunts			☑				☑
Debra Martin Chase	☑						☑
Kenneth C. Keller			☑			☑	
Charles F. Marcy			☑			☑	
Robert D. Mills			☑			☑	
Dennis M. Mullen.			☑			☑	
Cheryl M. Palmer			☑				☑
Alfred Poe	☑					☑	
David L. Wenner			☑			☑	

Required Vote

Our bylaws provide for a majority vote standard in uncontested elections of directors. Therefore, to be elected at our 2025 annual meeting, which is an uncontested election, each nominee for director must receive the affirmative vote of a majority of the votes cast with respect to such nominee by the holders of the shares of common stock voting in person or by proxy at the annual meeting. A majority of the votes cast means that the number of votes cast "for" a nominee for director must exceed the number of votes cast "against" that nominee.

In contested elections of directors the vote standard is a plurality of the votes cast. A contested election is an election in which the number of nominees for director exceeds the number of directors to be elected.

If a director is not elected, the director is required to promptly tender his or her resignation to our board of directors. Our nominating and governance committee will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken. The board of directors will act on the resignation taking into account the recommendation of the nominating and governance committee and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the decisions of the nominating and governance committee or the board of directors that concern such resignation.

Recommendation of the Board of Directors

The board of directors recommends that the stockholders vote "FOR" each of the board of directors' nominees set forth in Proposal No. 1.

OUR MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their positions and their ages as of March 25, 2025, are as set forth in the table below. Each of our directors holds office until the next annual meeting of our stockholders or until his successor has been elected and qualified. Our executive officers serve at the discretion of the board of directors.

Name	Age	Position
Stephen C. Sherrill	71	Chair of the Board of Directors
Kenneth C. "Casey" Keller	63	President, Chief Executive Officer and Director
Jordan E. Greenberg	57	Executive Vice President and President of Spices & Flavor Solutions
Eric H. Hart	58	Executive Vice President of Human Resources and Chief Human Resources Officer
Scott E. Lerner	52	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer
Ellen M. Schum	59	Executive Vice President and President of Specialty
Martin C. Schoch	45	Executive Vice President of Supply Chain
Andrew D. Vogel	44	Executive Vice President and President of Meals
Bruce C. Wacha	53	Executive Vice President of Finance and Chief Financial Officer
Kristen Thompson	47	Senior Vice President and President of Frozen & Vegetables
DeAnn L. Brunts	63	Director
Debra Martin Chase	68	Director
Charles F. Marcy	74	Director
Robert D. Mills	52	Director
Dennis M. Mullen	71	Director
Cheryl M. Palmer	67	Director
Alfred Poe	76	Director
David L. Wenner	75	Director

For a description of the business experience of Messrs. Sherrill, Keller, Marcy, Mills, Mullen, Poe and Wenner and Mses. Brunts, Chase and Palmer, see "Proposal No. 1—Election of Directors."



Jordan E. Greenberg, Executive Vice President and President of Spices & Flavor Solutions. Jordan Greenberg is Executive Vice President and President of Spices & Flavor Solutions, positions he has held since August 2022. Mr. Greenberg joined B&G Foods in 2000 and has held various managerial roles with increasing responsibility, most recently as Executive Vice President and Chief Commercial Officer and Vice President and General Manager—Green Giant. Prior to joining B&G Foods, Mr. Greenberg served in the marketing departments of Land O'Lakes and Alpine Lace.



Eric H. Hart, Executive Vice President of Human Resources and Chief Human Resources Officer. Eric Hart is Executive Vice President of Human Resources and Chief Human Resources Officer of B&G Foods. Mr. Hart joined B&G Foods in February 2015 as Vice President of Human Resources and Chief Human Resources Officer and was promoted to his current position in January 2016. Mr. Hart is responsible for all Human Resources functions for our company, including: strategic HR organizational planning, compensation and benefits planning, talent acquisition, employee development and compliance with HR-related regulations and company practices. Prior to joining our company, Mr. Hart held various leadership positions within human resources for more than 25 years. Mr. Hart joined B&G Foods from LifeCell, where he had served as Vice President of Human Resources since 2014. Prior to that, Mr. Hart held human resources leadership positions at Avaya from 2007 to 2014, including Vice President of Global Compensation and Benefits, Senior Director of Human Resources for Avaya Global Services and Director of Human Resources. Mr. Hart also held human resources managerial positions at Mars and Novartis Pharmaceuticals.



Scott E. Lerner, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer. Scott Lerner is Executive Vice President, General Counsel, Secretary and Chief Compliance Officer. Mr. Lerner joined our company in 2005 as Vice President, General Counsel and Secretary. In 2006, Mr. Lerner was promoted to Executive Vice President and in 2009 he was given the added responsibility of being our Chief Compliance Officer, a then newly created position. From 1997 to 2005, Mr. Lerner was an associate in the corporate & securities and mergers & acquisitions practice groups at the international law firm Dechert LLP.



Ellen M. Schum, Executive Vice President and President of Specialty. Ellen Schum is Executive Vice President and President of Specialty, positions she has held since August 2022. Ms. Schum joined B&G Foods in July 2018 as Vice President, U.S. Retail Sales and was promoted to Executive Vice President and Chief Customer Officer in March 2019. Prior to joining B&G Foods, Ms. Schum served at Schuman Cheese Inc. as Executive Vice President of Sales and Marketing from 2014 to 2016 and then Chief Operating Officer from 2017 to 2018. Ms. Schum started her career in finance at Nabisco and spent 24 years at Nabisco and Kraft Foods in leadership roles of increasing responsibility, first in finance for five years, then in sales for 19 years, most recently serving as Area Vice President—East.



Martin C. Schoch, Executive Vice President of Supply Chain. Marty Schoch is Executive Vice President of Supply Chain. Mr. Schoch is responsible for planning, leading and directing all strategic and operational aspects of supply chain for our company. Mr. Schoch is responsible for our procurement, inventory planning, warehousing & distribution, engineering, sales & operations planning, food safety & quality assurance and consumer affairs functions. Mr. Schoch joined B&G Foods in 2008 as Director of Purchasing and over the years has been promoted several times to supply chain roles with increasing responsibility. Mr. Schoch was promoted to his current position in 2024. Prior to joining B&G Foods, Mr. Schoch worked at The Manischewitz Company in various supply chain roles.



Andrew D. Vogel, Executive Vice President and President of Meals. Drew Vogel is Executive Vice President and President of Meals, positions he has held since joining B&G Foods in October 2022. Most recently before joining B&G Foods, Mr. Vogel served as Senior Vice President and General Manager of the nut butters division of 8th Avenue Food & Provisions from August 2020 to April 2022. Prior to that, Mr. Vogel was the auto care global category leader at Energizer Holdings from August 2019 to August 2020. Mr. Vogel served in a variety of roles of increasing responsibility at TreeHouse Foods from 2012 to 2019, including as Vice President and General Manager for the ready-to-eat cereal, oatmeal, snack bar, and dry blend business units, and as Vice President of Strategy and Integration. Before that, Mr. Vogel was employed by McKinsey & Company and ExxonMobil Corporation.



Bruce C. Wacha, Executive Vice President of Finance and Chief Financial Officer. Bruce Wacha is Executive Vice President of Finance and Chief Financial Officer. Mr. Wacha oversees the Company's finance organization and is responsible for all financial and accounting matters. He also oversees the Company's corporate strategy and business development, including mergers & acquisitions, capital markets transactions and investor relations. Mr. Wacha joined B&G Foods in August 2017 as Executive Vice President of Corporate Strategy and Business Development and was appointed to his current position in November 2017. Before joining B&G Foods, Mr. Wacha served as chief financial officer and executive director of Amira Nature Foods Ltd. from

June 2014 to August 2017. Prior to that, Mr. Wacha spent more than 15 years in the financial services industry at Deutsche Bank Securities, Merrill Lynch and Prudential Securities, where he advised corporate clients across the food, beverage and consumer products landscape.



Kristen Thompson, Senior Vice President and President of Frozen & Vegetables. Kristen Thompson is Senior Vice President and President of Frozen & Vegetables, positions she has held since August 2022. Ms. Thompson joined B&G Foods in June 2019 as Director of Marketing for Ortega and in June 2020 transitioned to Marketing Director for Green Giant. Most recently before joining B&G Foods, Ms. Thompson served as a Marketing Director at Conagra Brands and Pinnacle Foods.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis contains statements regarding historical and future company performance targets or goals. We have disclosed these targets or goals in the limited context of B&G Foods' compensation programs and they should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Introduction

In the paragraphs that follow, we will give an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Following this section you will find a series of tables containing specific information about the compensation earned or paid in fiscal 2024 to our chief executive officer, our chief financial officer, and our next three most highly compensated executive officers in fiscal 2024. Throughout this proxy statement we refer to these individuals as our "named executive officers." The discussion below is intended to help you understand the detailed information provided in those tables and put that information into context within our overall compensation program.

Executive Summary

The primary objective of our executive compensation program is to provide compensation designed to:

- attract, motivate and retain executive officers of outstanding ability and potential;

- reinforce the execution of our business strategy and the achievement of our business objectives; and

- align the interests of our executive officers with the interests of our stockholders, with the ultimate objective of improving stockholder value.

The compensation committee aims to provide incentives for superior performance in a given year and over a sustained period by paying fair, reasonable and competitive compensation, and by basing a significant portion of our total compensation package upon achieving that performance (i.e., "*pay for performance*").

We also aim for simplicity in our compensation program so that it is easy for our employees and our stockholders to understand the various components of our compensation program and the incentives designed to drive company performance. The three primary components of our executive compensation program are base salary, annual cash bonus and equity-based long-term incentive awards.

We believe that the compensation program has been instrumental in helping the company achieve financial and strategic goals and create shareholder value, as evidenced by the following:

- in the twenty years since our initial public offering in 2004, we have grown net sales and adjusted EBITDA[1] at compound annual growth rates of 8.6% and 7.5%, respectively; and

- we have paid a quarterly dividend every quarter since our initial public offering in 2004; and

- since our initial public offering we have returned approximately $1.5 billion in cash to our stockholders in the form of dividends, including $60.0 million during fiscal 2024.

From a strategic perspective, we took actions in 2024 intended to ensure the company is well-positioned for long-term success. We completed a refinancing of a portion of our long-term debt, through (1) the issuance of an additional $250.0 million aggregate principal amount of our 8.00% senior secured notes due 2028, (2) a credit agreement refinancing, which resulted in (a) a reduction of the principal amount of our term loan borrowing from $507.3 million to $450.0 million and extended the maturity date of our term loan borrowings by three years to October 2029 and (b) a decrease in the capacity of our revolving credit facility from $800.0 million to $475.0 million principal amount and extended the maturity date of our

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(1)   Adjusted EBITDA is a "non-GAAP (Generally Accepted Accounting Principles) financial measure." Please see the discussion within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation" in our Annual Report on Form 10-K filed with the SEC on February 25, 2025 for a more detailed discussion of adjusted EBITDA and a reconciliation of adjusted EBITDA with the most directly comparable GAAP measures, along with the components of adjusted EBITDA.

revolving credit facility by three years to December 2028, and (3) the redemption in full of the then remaining $265.4 million principal amount of our 5.25% senior notes due 2025. During 2024, we reduced the principal amount of our net debt (i.e., the principal amount of our long-term debt net of cash and cash equivalents) by $29.2 million during 2024. Following these refinancing transactions, we no longer have any near-term maturities, with our closest maturity now being our 5.25% senior notes due 2027, which mature in September 2027. In addition, effective in the first quarter of 2024, we realigned our reportable segments to correspond with changes to our organizational responsibilities, management structure and operating model. As a result of the change, we now manage and report the following four segments (which we also refer to as business units): Specialty; Meals; Frozen & Vegetables; and Spices & Flavor Solutions.

Below we summarize certain executive compensation practices, both the practices we have implemented to drive performance and the practices we have not implemented because we believe they would not serve our shareholders' long-term interests.

What we do ✔	**What we don't do** �’
✓ Pay for performance; majority of executive compensation is provided in the form of variable performance-based incentives	✗ **No** guaranteed annual salary increases or bonuses
✓ Align pay and performance based on measurable goals for both annual and long-term awards	✗ **No** discounted stock options, reload stock options or repricing of underwater stock options
✓ Include double-trigger change in control provisions for cash severance and benefits	✗ **No** excise tax gross-ups
✓ Review peer group data when making executive compensation decisions	✗ **No** excessive perquisites
✓ Stringent clawback policy	✗ **No** excessive severance arrangements
✓ Balance of metrics designed to reduce risk	✗ **No** compensation programs that encourage unreasonable risk taking
✓ Appoint a compensation committee comprised solely of independent directors	✗ **No** supplemental executive retirement plans for executive officers
✓ Utilize an independent compensation consulting firm that provides no other services to our company to advise the compensation committee	✗ **No** short-term trading, short sales, transactions involving derivates, hedging or pledging transactions for directors and executive officers

Results of 2024's "Say on Pay" Vote

At B&G Foods' annual meeting of stockholders held on May 23, 2024, the stockholders approved, on an advisory basis, the compensation of our named executive officers as disclosed in our 2024 proxy statement by approximately 88% of the votes cast. Our compensation program and policies for 2024 did not deviate in any material way from those approved at last year's annual meeting of the stockholders.

Role of the Compensation Committee

The compensation committee of our board of directors is responsible for setting and administering the policies that govern salary, annual bonus, long-term incentive programs and other compensation and benefits for our executive officers. The compensation committee oversees various executive and employee compensation plans and programs, and it has responsibility for continually monitoring these plans and programs to ensure that they adhere to our company's compensation philosophy and objectives. Our compensation committee determines the appropriate compensation levels of executives, evaluates officer and director compensation plans, policies and programs, and reviews benefit plans for officers and employees. Our compensation committee ensures that the total compensation paid to our named executive officers is fair, reasonable and competitive, and that a significant portion of the total compensation is tied to our company's annual and long-term performance.

The compensation committee's charter reflects the above-mentioned responsibilities, and the compensation committee and the board of directors periodically review and revise the charter. The compensation committee currently consists of five directors, each of whom was determined by our company's board of directors to be "independent" as defined by the listing standards of the New York Stock Exchange. No member of the compensation committee is a current or former officer or employee of our company. Mr. Poe, the chair of our compensation committee, reports on compensation committee actions and recommendations at each board meeting. Mr. Sherrill, the chair of our board of directors, serves as an *ex-officio* non-voting, non-paid member of the compensation committee.

The compensation committee has the authority to engage the services of outside advisers, experts and others to assist the compensation committee, and believes that it is important to do so from time to time. See "Peer Group Surveys" below.

Role of our Chief Executive Officer in Compensation Decisions

Regarding most compensation matters, including executive compensation and our annual and long-term incentive plans, our chief executive officer provides recommendations to the compensation committee; however, the compensation committee does not delegate any of its functions to others in setting compensation for our named executive officers.

The compensation committee makes all compensation decisions for the named executive officers. The compensation committee annually evaluates the performance of, and determines the compensation of, our chief executive officer based upon a combination of the achievement of corporate goals and individual performance. The compensation committee bases its evaluation in large part upon the annual evaluation of our chief executive officer performed by our nominating and governance committee, which is the committee that has primary responsibility for evaluating the performance of our chief executive officer. As part of its performance review process, the nominating and governance committee solicits the input of the full board of directors. Our chief executive officer annually reviews the performance of the other named executive officers. The conclusions reached by our chief executive officer and recommendations based on these reviews, including with respect to salary adjustments and incentive plan award amounts for the other named executive officers, are presented to the compensation committee. The compensation committee then exercises its discretion in modifying any recommended adjustments or awards. The chief executive officer does not participate in the decision making regarding his own compensation and is not present when his compensation is discussed. Our compensation committee reports the compensation decisions it has made with respect to our chief executive officer and each of the other named executive officers to the board of directors.

Peer Group Surveys

Our compensation committee does not use surveys of compensation paid to similar executives in order to determine annual and long-term compensation for our named executive officers. However, in light of the compensation objectives described above, the compensation committee does annually review peer group surveys as an independent measure to ensure that the compensation being set is fair, reasonable and competitive.

During fiscal 2023, the compensation committee engaged Meridian Compensation Partners, an independent executive compensation consulting firm, to prepare a peer group compensation survey based upon publicly available information prior to setting fiscal 2024 compensation for our executive officers. Meridian's services to B&G Foods are limited to advising the compensation committee with respect to executive officer and non-employee director compensation. The compensation committee reviews and evaluates the independence of its consultant each year and has the final authority to hire and terminate the consultant. In considering Meridian's independence, the compensation committee reviewed numerous factors relating to Meridian and the individuals actually providing services to B&G Foods, including those required by the SEC and the New York Stock Exchange. Based on a review of these factors, the compensation committee has determined that Meridian is independent and that Meridian's engagement presents no conflicts of interest.

The peer group evaluated during fiscal 2023 included the companies listed below. Meridian used statistical regression to adjust peer group compensation data based on our company's net sales relative to the peer group. This regression analysis allowed us to predict the levels of compensation these peer group companies would pay if they were B&G Foods' size.

BellRing Brands, Inc.	Lancaster Colony Corp.
Darling Ingredients, Inc.	McCormick & Co., Inc.
Flowers Foods, Inc.	Post Holdings Inc.
The Hain Celestial Group, Inc.	John B. Sanfilippo & Son, Inc.
Hostess Brands, Inc.	The Simply Good Foods Company
J&J Snack Foods Corp.	Treehouse Foods, Inc.
Lamb Weston Holdings, Inc.	Utz Brands, Inc.

Components of Executive Compensation

Consistent with its *pay for performance* philosophy, the compensation committee believes that it is important to place at risk a greater percentage of our executives' and senior managers' compensation than that of non-executives and non-senior managers by tying our executives' and senior managers' compensation directly to the performance of B&G Foods. Accordingly, as set forth in the charts below, a significant portion of our named executive officers' compensation consists of annual bonuses and long-term incentives linked to the company's financial performance and/or the performance of the company's stock.

Base Salaries

We have entered into employment agreements with all of our named executive officers. For each of our named executive officers, base salary is subject to annual increase at the discretion of the compensation committee. Adjustments to base salary are based upon the executive officer's past performance, expected future contributions, and scope and nature of responsibilities, including changes in responsibilities. As discussed above, the compensation committee also annually reviews peer group surveys as an independent measure to ensure that any adjustments are fair, reasonable and competitive.

Performance-Based Awards and Long-Term Incentive Equity Awards

In order to align the interests of our stockholders with our compensation plans, we tie significant portions of our named executive officers' compensation to our annual and long-term financial and operating performance. Our performance-based awards are comprised of an annual incentive cash award and long-term incentive equity awards. The compensation committee's philosophy is that if our performance exceeds our internal targets and budgets, named executive officers can expect the level of their compensation to reflect that achievement. On the other hand, if our financial performance falls below these expectations, our approach is that named executive officers can expect their compensation to be adversely affected.

Financial performance targets for a given year are determined by the compensation committee based upon recommendations from and discussions with management, a review of current economic conditions and recent acquisition activity. Factors used by the compensation committee in setting financial performance targets include, among others, the following:

- reasonable growth expectations taking into account a variety of circumstances faced by our company, including, in the case of our three-year targets, acquisition growth expectations over the three-year performance period;

- market conditions, including the related impact on cost and our ability to offset any cost increases with pricing increases or other cost savings measures; and

- prior fiscal year financial performance.

For the purpose of determining whether financial performance objectives have been achieved, the extent to which the impact of acquisitions and divestitures is included in the calculations is subject to compensation committee approval.

After the compensation committee reviews the final full year financial results of our company, the compensation committee approves performance-based awards for completed performance periods. Performance-based awards are generally paid in cash or stock, as applicable, in February or March.

Certain of the financial metrics used for our short- and long-term performance-based awards, including adjusted EBITDA, excess cash, return on invested capital (ROIC), net working capital and segment adjusted EBITDA, are not terms defined under U.S. generally accepted accounting principles (GAAP). Non-GAAP financial measures are numerical measures of financial performance that exclude or include amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated balance sheets and related consolidated statements of operations, comprehensive income/loss, changes in stockholders' equity and cash flows. Non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable GAAP measures. Our company's non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

Annual Bonus Plan

The compensation committee believes that a portion of a named executive officer's compensation should be tied to the achievement of the company's and, if applicable, such named executive officer's business unit's performance goals in the form of an annual non-equity incentive cash bonus, in order to reward performance and overall company and business unit success. Named executive officers generally must be employed on the last day of a plan year to receive an annual bonus award, however, the compensation committee, at its discretion, may prorate awards in the event of certain circumstances such as the executive's promotion, demotion, death or retirement.

The amount of the annual award each named executive officer was eligible to receive for fiscal 2024 was based upon a percentage of the named executive officer's base salary, with such percentage varying depending upon the level of achievement of applicable performance objectives as compared to threshold, target and maximum performance objectives as set forth in the table below.

Name	2024 Annual Bonus Award as a Percentage of Base Salary		
	Threshold	Target	Maximum
Kenneth C. Keller	25.0%	100.0%	200.0%
Bruce C. Wacha	17.5%	70.0%	140.0%
Scott E. Lerner	15.0%	60.0%	120.0%
Jordan E. Greenberg	15.0%	60.0%	120.0%
Ellen M. Schum	15.0%	60.0%	120.0%

Performance Metrics for the 2024 Annual Bonus Plan.   The performance metrics and the weighting of those performance metrics for the 2024 annual bonus plan for each of our named executive officers are set forth in the table below.

| | Kenneth C. Keller | | Bruce C. Wacha | | Scott E. Lerner | | Jordan E. Greenberg | | Ellen M. Schum | |
	Metric	Weight	Metric	Weight	Metric	Weight	Metric	Weight	Metric	Weight
Corporate Metrics										
Adjusted EBITDA	✓	50%	✓	50%	✓	50%	✓	15%	✓	15%
Net Sales	✓	30%	✓	30%	✓	30%	✓	9%	✓	9%
Net Working Capital	✓	20%	✓	20%	✓	20%	✓	6%	✓	6%
		100%		100%		100%		30%		30%
Business Unit Metrics										
Segment Adjusted EBITDA							✓	35%	✓	35%
Segment Net Sales							✓	21%	✓	21%
Segment Inventory							✓	14%	✓	14%
								70%		70%

The compensation committee chose adjusted EBITDA (which we define as net income (loss) before net interest expense, income taxes, depreciation and amortization (EBITDA), as adjusted for certain other items described in our quarterly and annual SEC filings) as the target performance objective for the payment of awards under our annual bonus plan. The compensation committee selected adjusted EBITDA as the relevant company goal because the compensation committee believes that adjusted EBITDA growth most closely reflects operating performance and is consistent with the overall goals and long-term strategic direction that the board of directors has set for our company. Further, adjusted EBITDA growth is closely related to or reflective of our company's financial and operational improvements, ability to generate cash flow from operations, growth and return to stockholders. We believe that adjusted EBITDA is helpful in assessing the overall performance of our business, and is helpful in highlighting trends in our overall business because the items excluded in calculating adjusted EBITDA have little or no bearing on our day-to-day operating performance. Adjusted EBITDA is an important non-GAAP valuation tool that potential investors use to measure our profitability against other companies in our industry.

The compensation committee chose two additional performance metrics for corporate participants (net sales and net working capital) and three additional metrics for business unit participants (segment adjusted EBITDA, segment net sales and segment inventory). The additional corporate metrics are designed to provide more balance and ensure that management also focuses on net sales growth and working capital management. Our compensation committee also chose business unit performance metrics because it wants to ensure that business unit participants are incented to focus on both company-wide financial performance and individual business unit financial performance.

Performance Objectives for the 2024 Annual Bonus Plan.   The performance metrics and objectives, the weighting of the performance metrics, and actual performance and payout percentages for each of the named executive officers for the 2024 annual bonus plan are set forth in the tables below.

Corporate Objectives (as adjusted)

Metric	Threshold	Target	Maximum	Weight	Actual	Achieved Relative to Target
Adjusted EBITDA	$ 294,500,000	$ 310,000,000	$ 325,500,000	50%	$ 295,412,876	29.4%
Net Sales (adjusted based upon the input cost of pricing of oil for *Crisco*)	$1,880,563,825	$1,979,540,868	$2,078,517,912	30%	$1,932,453,926	64.3%
Net Working Capital (12-month average; adjusted based upon the input cost of pricing of oil for *Crisco*)	$ 638,909,765	$ 608,485,490	$ 578,061,216	20%	$ 586,533,780	172.2%
					Weighted	
					68.4%	

Business Unit Specific Objectives—Spices & Flavor Solutions

Metric	Threshold	Target	Maximum	Weight	Actual	Payout as a % of Target
Segment Adjusted EBTIDA . .	$110,060,301	$115,852,948	$121,645,595	50%	$110,848,356	35.2%
Segment Net Sales	$373,206,528	$392,848,977	$412,491,426	30%	$395,196,796	112.0%
Segment Inventory (12-month average)	$100,177,639	$ 95,407,275	$ 90,636,911	20%	$ 97,149,415	72.6%
					Weighted	
					65.7%	

Business Unit Specific Objectives (as adjusted)—Specialty

Metric	Threshold	Target	Maximum	Weight	Actual	Payout as a % of Target
Segment Adjusted EBITDA . .	$158,888,250	$167,250,789	$175,613,328	50%	$170,143,267	135.0%
Segment Net Sales (adjusted based upon the input cost of pricing of oil for *Crisco*)	$664,842,855	$699,834,584	$734,826,313	30%	$679,082,148	55.5%
Segment Inventory (12-month average; adjusted based upon the input cost of pricing of oil for *Crisco*)	$185,643,654	$176,803,480	$167,963,306	20%	$150,952,093	200.0%
					Weighted	
					124.0%	

Note: Pursuant to the 2024 annual bonus plan, adjusted EBITDA and segment adjusted EBTIDA objectives are after giving effect to accruals for 2024 annual bonus plan payments and accruals for long-term incentive awards and other stock-based compensation. For purposes of the 2024 annual bonus plan, net working capital is defined as inventory plus accounts receivables less accounts payables. Pursuant to the 2024 annual bonus plan, Corporate and Specialty net sales, net working capital and inventory threshold, target and maximum objectives were adjusted upwards and downwards based upon the input cost of pricing of oil for *Crisco* (net sales and net working capital/inventory were adjusted in opposite directions). No adjustments to threshold, target and maximum objectives were made for acquisitions or divestitures as none were completed during 2024

Based upon the achievement of the performance objectives as set forth above and as reflected in the non-equity incentive plan compensation column in the summary compensation table below, the named executive officers received annual bonus award payments as a percentage of target under the annual bonus plan for fiscal 2024 as set forth below.

	Corporate Objective Achieved as a % of Target	Business Unit Objective Achieved as a % of Target	Annual Bonus Award Payment as a % of Target
Kenneth C. Keller	68.4%	N/A	68.4%
Bruce C. Wacha	68.4%	N/A	68.4%
Scott E. Lerner	68.4%	N/A	68.4%
Jordan E. Greenberg	68.4%	65.7%	66.5%
Ellen M. Schum	68.4%	124.0%	107.3%

Long-Term Incentive Compensation

Our long-term incentive compensation program is designed to promote a balanced focus on driving performance, retaining talent and aligning the interests of our executives with those of our other stockholders. The Omnibus Plan authorizes the grant of performance share awards, restricted stock, unrestricted stock, options, stock appreciation rights, deferred stock, stock units and cash-based awards to employees, non-employee directors and consultants. For grants made in 2024, our long-term incentive compensation program was comprised of performance shares long-term incentive awards and restricted stock, with 50% (at target) representing performance shares and 50% representing restricted stock.

Subject to adjustment as provided in the plan, the total number of shares of common stock available for awards under the plan is 9,500,000. As of March 19, 2025, 4,581,020 shares of common stock (net of shares canceled prior to vesting or upon net share withholding) have been issued under the plan since it was originally adopted in 2008 and 4,918,980 shares remain available for issuance.

Performance Share Awards.   Beginning in 2008, our compensation committee has made annual grants of performance share LTIAs to our named executive officers and certain other members of senior management. The performance share LTIAs entitle the participants to earn shares of common stock upon the attainment of certain performance goals over the applicable performance period. The performance share LTIAs currently have three-year cumulative performance periods.

The awards are settled in shares of common stock based upon our performance over the applicable performance period. The performance share LTIAs each have a threshold, target and maximum payout for each performance metric. If our performance meets or exceeds the performance threshold for a performance metric, then a varying amount of shares from the threshold amount (50% of the target number of shares) up to the maximum amount (233.333% of the target number of shares for the 2022 to 2024 performance share LTIAs and 300.000% for the 2023 to 2025 performance share LTIAs and 2024 to 2026 performance share LTIAs) for that metric may be earned. No shares are earned with respect to a performance metric if the performance threshold for that measure is not met.

The compensation committee believes that the performance share LTIAs align the interests of our named executive officers with the interests of our stockholders because the number of shares earned is tied to the achievement of the company's long-term financial goals. In addition, the potential value of those shares if and when issued at the end of the performance period will depend on the price of our common stock at the end of the performance period.

The number of shares that may be earned by each executive officer and senior manager is based upon a percentage of his or her base salary. For the 2024 to 2026 performance share LTIAs granted to each of our named executive officers in 2024, the grant date fair market value of the number of shares that may be earned upon satisfaction of the threshold, target and maximum performance objectives are equal to the following percentages of annualized base salary (based upon a thirty-day average of the closing price of our common stock):

Name	2024 to 2026 Performance Share LTIAs as a Percentage of Base Salary Based upon 30-day Grant Date FMV		
	Threshold	Target	Maximum
Kenneth C. Keller	66.25%	132.50%	397.50%
Bruce C. Wacha	25.00%	50.00%	150.00%
Scott E. Lerner	25.00%	50.00%	150.00%
Jordan E. Greenberg	22.50%	45.00%	135.00%
Ellen M. Schum	22.50%	45.00%	135.00%

Because the number of shares that may be earned by each participant from threshold to maximum is determined at the beginning of the performance period based upon the price of our common stock at the date of grant of the performance share LTIA, the value of the award at the end of the performance period will depend not only upon the level at which the performance goals have been achieved but will also depend on the price of our common stock at the end of the performance period when the shares of common stock are actually issued to the participants.

For example, for the 2024 to 2026 LTIA performance period, it was intended that our chief executive officer would receive an award at the end of the three-year performance period with a value equal to 132.5% of his base salary as of the beginning of the performance period _if_ we meet our target performance objectives for the three-year performance period. However, if over the three-year performance period we meet the performance objectives at the target level but our stock price decreases by 50% over that three-year period, the value of the award would decrease by 50% as compared to the grant date value. Likewise, if over that three-year performance period we meet the performance objectives at the target level but our stock price increases by 50% over that three-year period, the value of the award would increase by 50% as compared to the grant date value.

Shares of common stock in respect of performance share LTIAs are issued in February or March following the end of the three-year performance period, in each case subject to the performance goals for the applicable performance period being certified by our compensation committee as having been achieved.

In general, for performance share LTIAs each participant must remain an employee of B&G Foods until the end of the applicable performance period in order to be entitled to any payment pursuant to performance share LTIAs, except that in the case of separation from service due to termination without cause, retirement at age 55 or older with 10 years of service, retirement at age 62 or older, or death or disability, then after the performance period, the participant (or in the event of death, his or her estate) will be entitled to a pro rata portion of the number of performance shares, if any, the participant would have received had the participant remained employed until the end of the performance period. The pro rata portion will be based on the number of full months in the performance period during which the participant was employed as compared to the total number of months in the performance period.

In the case of a change of control (as defined in the Omnibus Plan) during a performance period, the performance share LTIAs will terminate. However, upon the change in control, participants will be entitled to receive a pro rata portion of the shares of common stock with respect to the target number of shares covered by the performance share LTIAs without regard to the extent to which the performance conditions have been satisfied. The pro rata portion will be based upon the number of full months in the applicable performance period preceding the change in control as compared to the number of months in the performance period.

Performance Objectives for the Performance Share Awards with the Performance Period Ending in Fiscal 2024. Fiscal 2024 was the third and final year of the 2022 to 2024 performance share LTIA performance period. The performance objective for 2022 to 2024 performance share LTIAs was cumulative excess cash (as defined below) for fiscal 2022 to 2024.

Historically, our compensation committee has chosen "excess cash" as the measure for determining performance share long-term incentive awards under the Omnibus Plan. Excess cash is calculated as adjusted

EBITDA before taking into account accruals for any long-term equity incentive awards and other stock-based compensation, minus the sum of cash interest payments, cash income tax payments (excluding cash income tax payments for extraordinary gains not included in adjusted EBITDA), capital expenditures, dividends paid and payments for tax withholding on behalf of employees for net share withholding. Excess cash as we define it for purposes of our incentive awards differs from the definition of the term in our financing agreements because, as used for purposes of our incentive awards, excess cash is reduced by the amount of dividends we pay but excludes the impact of certain debt repayments, stock repurchases and cash income tax payments resulting from extraordinary gains not included in adjusted EBITDA. We believe that excess cash is an important measure in analyzing our liquidity, including our ability to continue returning dividends to our stockholders, and our ability to execute on strategic opportunities and deliver stockholder value. Further, the compensation committee believes that excess cash performance targets encourage management to actively pursue acquisitions that are meaningfully accretive to our cash flows.

For purposes of the excess cash calculation, the compensation committee defines "dividends paid" in a manner to effectively eliminate any positive or negative effect of any increases or decreases in the dividend rate from the dividend rate in effect at the time the excess cash performance goal is set. The compensation committee believes that the achievement of the excess cash performance goals should not be made harder for management to achieve in the event the board of directors decides to increase the current dividend rate and likewise should not be made easier for management to achieve in the event the board of directors decides to reduce the current dividend rate.

As reflected in the table below, actual cumulative excess cash for fiscal 2022 to 2024 was below the threshold. As a result, no shares of common stock were earned under the 2022 to 2024 performance share LTIAs.

| | | Excess Cash Objective | | | | Awards Earned |
	Performance Period	Threshold	Target	Maximum	Excess Cash Achieved	Relative to Target
2022 to 2024 PS LTIAs	Fiscal 2022 to 2024	$119,923,200	$133,248,000	$159,897,600	$(51,458,788)[1]	0.0%

(1) As noted above, for purposes of the excess cash calculation, the compensation committee defines "dividends paid" in a manner to effectively eliminate any positive or negative effect of any increases or decreases in the dividend rate from the dividend rate in effect at the time the excess cash performance goal is set. For the 2022 to 2024 performance share LTIAs "dividends paid" for purposes of the excess cash performance goal was also defined in a manner to eliminate the negative effect of any dividends paid on any of the then remaining 3,691,941 shares of common stock available for issuance pursuant to our company's at-the-market (ATM) equity offering program because had those shares already been issued at the time of grant, they would have been factored into the projected dividends paid used to set the excess cash target. As a result of a cut in our dividend rate that commenced with our January 2023 quarterly dividend payment, excess cash as calculated for the 2022 to 2024 performance period was reduced by $174.1 million of dividends that would have been paid had we not reduced our dividend rate. Net of $7.7 million of dividend relief in the calculation relating to shares issued during the performance period pursuant to our ATM equity offering program, excess cash as defined for the 2022 to 2024 performance period was negatively impacted by $166.4 million by the cut in our dividend rate, which is why the excess cash calculated for the 2022 to 2024 performance period is a negative dollar amount.

Performance Objectives for the Performance Share Awards Granted in Fiscal 2024. For the 2024 to 2026 performance share LTIAs granted in fiscal 2024, the performance metrics and weighting of those metrics are: (1) excess chase (50%) and (2) return on invested capital (ROIC) (50%). Both metrics are based on company-wide performance objectives for each of the named executive officers.

Our definition of excess cash and the compensation committee's reasons for choosing excess cash are described above. We calculate ROIC as our company-wide adjusted EBITDA divided by the sum of our average stockholder's equity plus net debt (i.e., the principal amount of our long-term debt net of cash and cash equivalents). Our compensation committee believes ROIC is an important metric because it takes into account our capital structure, focuses on operating efficiency and allows for cleaner comparison across companies.

Annual Restricted Stock Grant. Our compensation committee makes annual awards of restricted stock to our named executive officers and certain other members of senior management. The shares of restricted stock are shares of common stock that vest in three equal one-third installments over a three-year period, subject to cancellation or acceleration as provided in the individual restricted stock award agreements. Annual restricted stock grants are made in March. The number of shares of restricted stock awarded to each named executive officer and senior manager is based upon the grant date fair value of the shares (based upon a thirty-day average of the closing price of our common stock) as a percentage of his or her base salary.

The following table sets forth the 2024 restricted stock grant for each of the named executive officers as a percentage of base salary based upon the grant date fair value of the shares (based upon a thirty-day average of the closing price of our common stock):

Name	2024 Restricted Stock Grant as a Percentage of Base Salary Based upon 30-day Average Grant Date FMV
Kenneth C. Keller	132.5%
Bruce C. Wacha	50.0%
Scott E. Lerner	50.0%
Jordan E. Greenberg	45.0%
Ellen M. Schum	45.0%

Other Compensation and Benefits

Benefits offered to our named executive officers serve a different purpose than do the other elements of total compensation. In general, they are designed to provide a safety net of protection against the financial catastrophes that can result from illness, disability or death, and to provide a reasonable level of retirement income based on years of service with our company. Benefits offered to our named executive officers are the same as those offered to the general employee population, except for the automobile allowance provided to the named executive officers.

All of our named executive officers other than Mr. Keller are entitled to participate in the company's defined benefit pension plan. Mr. Keller is not eligible to participate because since January 1, 2020, newly hired employees, are no longer eligible to participate. In addition, all of our executive officers are entitled to participate in our company's 401(k) plan. B&G Foods makes matching contributions with respect to each participant's elective contributions, up to a certain percent of such participant's compensation (provided that for fiscal 2024, matching contributions were based only on the first $345,000 of such participant's compensation). Matching contributions under our 401(k) plan vest immediately. Additional information regarding our defined benefit pension plan and 401(k) plan, is available under the headings "Pension Plan" and "401(k) Plan" in the "Executive Compensation" section of this proxy statement.

Executive Severance and Change in Control Severance Benefits

For a discussion of executive severance and change in control severance benefits, our rationale for offering those benefits and the triggers for payments, see "Executive Compensation—Management Employment Agreements—*Severance Benefits*" below.

Chief Executive Officer Compensation

The compensation committee remains responsible for reviewing and approving the corporate goals and objectives relevant to our chief executive officer's compensation and evaluating our chief executive officer's performance in light of those goals and objectives. Mr. Keller has served as our President and Chief Executive Officer since June 2021. Mr. Keller's compensation during fiscal 2024 was based upon his employment agreement and the other factors described above under "Components of Executive Compensation."

Accounting and Tax Considerations

Financial reporting and income tax consequences to our company of individual compensation elements are important considerations for our compensation committee when it is analyzing the overall level of compensation and the mix of compensation. Overall, the compensation committee seeks to balance its objective of ensuring a fair, reasonable and competitive compensation package for our named executive officers with the need to ensure the deductibility of compensation—while ensuring an appropriate and transparent impact on reported earnings and other closely followed financial measures.

Section 162(m) of the Internal Revenue Code limits the federal tax deductions that may be claimed by a public company for compensation paid to certain individuals to $1 million, except that, in 2017 and prior years, compensation exceeding such threshold could be deducted if it met the requirements to be considered "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code. The Tax Cuts and Jobs Act, passed by Congress in December 2017, eliminated the "performance-based" compensation exemption under Section 162(m). Therefore, for 2018 and subsequent years, compensation paid to our chief executive officer, our chief financial officer and to each of our other named executive officers generally will not be deductible for federal income tax purposes to the extent such compensation exceeds $1 million, regardless of whether such compensation would have been considered "performance-based" under prior law. This limitation on deductibility applies to each individual who is a "covered employee" (as defined in Section 162(m)) or who becomes a covered employee, and continues to apply to each such individual for all future years, regardless of whether such individual remains a named executive officer. The compensation committee believes that our stockholders' interests are best served by not restricting the compensation committee's discretion in structuring compensation programs, and thus the compensation committee intends to maintain flexibility to pay compensation that is not deductible when the best interests of our company make that advisable. In approving the amount and form of compensation for our named executive officers, the compensation committee will continue to consider all elements of cost to our company of providing such compensation, including the potential impact of Section 162(m).

Executive Compensation Clawback Policy

In November 2023, our board of directors adopted a compensation "clawback" policy for cash and equity incentive awards paid to executive officers, which provides for the recovery of applicable incentive-based compensation from current and former executive officers of our company in the event we are required to restate our financial results due to our company's material non-compliance with any financial reporting requirement under the federal securities laws, unless recovery is exempt pursuant to applicable securities laws or stock exchange listing standards. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. We filed our clawback policy as an exhibit to our annual report on Form 10-K that we filed with the SEC on February 28, 2024.

Stock Ownership Guidelines

Although our company does not currently have stock ownership guidelines for our executive officers, we encourage all of our executive officers to hold a significant amount of company stock and promote this goal through our long-term incentive awards. At this time, given the significant amount of company stock historically held over the years by our executive officers and the nature of our long-term incentive awards, which increase or decrease in potential value during each performance period as our stock price increases or decreases, we believe that the interests of our executives are properly aligned with those of our other stockholders. If over time this situation changes, our board of directors will reevaluate the need for stock ownership guidelines.

See "Corporate Governance—Director Compensation—*Non-Employee Director Stock Ownership Guidelines*" above for a description of stock ownership guidelines we have adopted for our non-employee directors.

Limited Trading Windows and Anti-Hedging Policy

Our named executive officers are subject to our insider trading policy, which among other things, permits directors, executive officers and certain other members of senior management to transact in B&G Foods securities only during approved trading windows after satisfying mandatory pre-clearance requirements. For more information about our insider trading policy, including our anti-hedging policy, see "Corporate Governance—Insider Trading Policy."

Timing of Equity Award Grants

During fiscal 2024, we did not grant any stock options, stock appreciation rights or similar option-like instruments to any named executive officer.

As stated above, the annual board service fee (or any portion thereof), currently payable to our non-employee directors in cash, may at each non-employee director's option, be paid in cash or an equivalent amount of options, provided that such election is made by continuing directors not later than December 31st of the calendar year prior to the payment of such annual board service fee. The grant date for any such non-employee director option grant is predetermined. Any such non-employee director options are granted on June 1st (or if a holiday or weekend, the first business day in June).

Although we do not have a formal policy with respect to the timing of our annual performance share long-term incentive awards, our restricted stock and any one-time equity award grants, our compensation committee generally grants annual equity awards on a predetermined schedule, and we do not take material nonpublic information into account when determining the timing and terms of such awards. In addition, we do not grant annual or one-time equity awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation. Our practices regarding the granting of equity awards are carefully designed to ensure compliance with applicable securities laws and to maintain the integrity of our compensation program.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is now, or was during fiscal 2024 or at any time prior thereto, an officer or employee of our company or any of our subsidiaries. In addition, no member of the compensation committee had any relationship with the company that would require disclosure under the applicable rules of the SEC pertaining to the disclosure of transactions with related persons. None of the executive officers of our company currently serves or has served in the past on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on our board of directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE

The compensation committee of the board of directors of B&G Foods has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by referenced into the company's Annual Report on Form 10-K for fiscal 2024. This report is provided by the following independent directors, who comprise the committee.

Compensation Committee
Alfred Poe, *Chair*
DeAnn L. Brunts
Dennis M. Mullen
Cheryl M. Palmer
Stephen C. Sherrill

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to annual and long-term compensation for services in all capacities for fiscal 2024, 2023 and 2022 paid to our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	Option Awards[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Kenneth C. Keller	2024	$1,188,600	$ —	$3,053,287	$ 813,002	$ —	$ —	$28,810	$5,083,699
Chief Executive Officer	2023	$1,132,000	$ —	$3,002,986	$1,383,304	$2,412,289	$ —	$28,060	$7,958,638
	2022	$1,081,500	$ —	$1,304,964	$ —	$ —	$ —	$26,810	$2,413,274
Bruce C. Wacha	2024	$ 562,339	$ —	$ 545,105	$ 269,248	$ —	$ 18,786	$21,910	$1,417,388
Executive Vice President of	2023	$ 540,710	$ —	$ 487,136	$ 462,523	$ —	$ 39,653	$21,460	$1,551,482
Finance and Chief Financial	2022	$ 514,962	$ —	$ 331,375	$ —	$ —	$ —	$20,710	$ 867,047
Officer									
Scott E. Lerner	2024	$ 565,484	$ —	$ 548,149	$ 232,075	$ —	$ 5,727	$21,910	$1,373,345
General Counsel, Secretary	2023	$ 543,734	$ —	$ 489,866	$ 398,666	$ —	$ 70,802	$21,460	$1,524,528
and Chief Compliance Officer	2022	$ 525,347	$ —	$ 338,081	$ —	$ —	$ —	$20,710	$ 884,138
Jordan E. Greenberg	2024	$ 455,260	$ —	$ 397,166	$ 181,649	$ —	$ 25,583	$21,910	$1,081,568
Executive Vice President and	2023	$ 437,750	$ —	$ 394,382	$ 339,344	$ —	$105,387	$21,460	$1,298,323
President of Spices & Flavor	2022	$ 415,641	$ —	$ 263,036	$ —	$ —	$ —	$20,710	$ 699,387
Solutions									
Ellen M. Schum	2024	$ 468,563	$ —	$ 408,788	$ 301,661	$ —	$ 35,663	$21,910	$1,236,585
Executive Vice President and	2023	$ 446,250	$ —	$ 402,038	$ 439,378	$ —	$ 49,082	$21,460	$1,358,208
President of Specialty	2022	$ 415,641	$ —	$ 263,036	$ —	$ —	$ —	$20,710	$ 699,387

(1) The "stock awards" column sets forth, for a given year, (a) the aggregate grant date fair value of performance share LTIAs granted in that year reduced by the present value of expected dividends using the risk-free interest-rate (as the award holders are not entitled to dividends or dividend equivalents during the vesting period), and (b) the aggregate grant date fair value of restricted stock, if any, granted in that year, in each case computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718 based upon, in the case of the performance share LTIAs, the probable outcome (as of the grant date) of the applicable performance conditions (i.e., the "target" value). The amounts reported in the "stock awards" column are generally consistent with the estimate of aggregate compensation expense expected to be recognized by B&G Foods for the named executive officers over the performance period determined as of the grant date under FASB Topic 718, excluding the effect of forfeitures. A discussion of the assumptions used in calculating the grant date fair value and estimate of aggregate compensation expense is set forth in Note 15 of the notes to our consolidated financial statements in our 2024 annual report.

As discussed, above, the amounts set forth in the "stock awards" column assume that performance share LTIAs will be earned at "target." The table below provides the value of the awards at date of grant (calculated in accordance with FASB ASC Topic 718 as set forth above), assuming that threshold, target and maximum performance goals were met. The table also sets forth the value of the restricted stock awards (calculated in accordance with FASB ASC Topic 718 as set forth above) reflected in the "stock awards" column.

		FASB ASC Topic 718 Values			
		Performance Share LTIAs			Restricted Stock
Name	Year	Threshold	Target	Maximum	Stock
Kenneth C. Keller	2024	$683,539	$1,367,077	$4,101,231	$1,686,210
	2023	$692,874	$1,385,747	$4,157,242	$1,617,238
	2022	$460,788	$ 921,575	$2,150,320	$ 383,389
Bruce C. Wacha	2024	$122,033	$ 244,065	$ 732,195	$ 301,040
	2023	$112,389	$ 224,792	$ 674,376	$ 262,344
	2022	$117,009	$ 234,018	$ 546,034	$ 97,358
Scott E. Lerner	2024	$122,714	$ 245,428	$ 736,284	$ 302,721
	2023	$113,026	$ 226,052	$ 678,156	$ 263,814
	2022	$119,366	$ 238,755	$ 557,080	$ 99,326
Jordan E. Greenberg	2024	$ 88,913	$ 177,827	$ 533,480	$ 219,339
	2023	$ 90,995	$ 181,990	$ 545,970	$ 212,392
	2022	$ 92,887	$ 185,773	$ 433,456	$ 77,263
Ellen M. Schum	2024	$ 91,511	$ 183,030	$ 549,091	$ 225,757
	2023	$ 92,762	$ 185,523	$ 556,570	$ 216,515
	2022	$ 92,887	$ 185,773	$ 433,456	$ 77,263

The amounts listed in the "stock awards" column and in this footnote do not reflect the value of common stock actually received by the named executive officers, whether the named executive officer will actually realize a financial benefit from the awards, or the potential value to the named executive officer of the awards that may be earned. Whether, and to what extent, the named executive officers ultimately realize value will depend on many factors, including the actual performance of the company, the price of our common stock when and if shares are actually issued and the named executive officers' continued employment. For more details on performance share LTIA and restricted stock grants in 2024, see the Grants of Plan-Based Awards in Fiscal 2024 table below. Additional information regarding performance share LTIAs granted in 2023 and 2024 and restricted stock granted in 2022, 2023 and 2024 that are still outstanding can be found in the table Outstanding Equity Awards at 2024 Fiscal-Year End table below.

(2)   The amounts shown in this column represent payments made under annual bonus plans. Annual bonuses listed in this column as being earned in 2024 were paid in March 2025. No awards under our annual bonus plan were earned by the named executive officers for fiscal 2022.

(3)   For 2023, the "option awards" column sets forth the aggregate grant date fair value of the stock option awards granted in that year, calculated in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating the aggregate grant date fair value is set forth in Note 15 of the notes to our consolidated financial statements in our 2024 annual report. None of the named executive officers received stock option awards in 2024 or 2022.

On January 31, 2023, the compensation committee of our board of directors approved a one-time special award of three grants of stock options to Mr. Keller. The three grants of stock options have exercise prices as follows: 252,000 options have an exercise price of $14.02 per share, the grant date closing price of our common stock; 273,000 options have an exercise price of $19.63 per share, which equals 140% of the grant date closing price of our common stock; and 375,000 options have an exercise price of $25.24 per share, which equals 180% of the grant date closing price of our common stock. Subject to the terms of the stock option agreements, one-third of each grant will vest on each of January 31, 2026, January 31, 2027 and January 31, 2028; subject in each case to pro rata accelerated vesting in the case of death or disability occurring at least one year after the grant date; provided that Mr. Keller has been continuously employed by B&G Foods from the grant date until the date of such death or disability. The compensation committee decided to grant the one-time special award based on its desire to further align Mr. Keller's compensation with significant improvements in the value of our company and further align Mr. Keller's compensation with the interests of our company's stockholders.

As of the date of this proxy statement, all of the stock options granted to Mr. Keller in 2023 are currently out-of-the-money and will not have any value unless Mr. Keller remains with our company during the vesting period and our stock price increases over time above the $14.02, $19.63 and $25.24 exercise prices creating substantial stockholder value.

(4)   Represents the aggregate change in pension value of the named executive officer's accumulated benefit under our defined benefit pension plan. In accordance with SEC rules, negative amounts have been reported as zero in this table. During fiscal 2022, negative amounts for Mr. Wacha, Mr. Lerner, Mr. Greenberg and Ms. Schum were $21,546, $168,644, $205,819 and $6,369, respectively. See the pension benefits table on page 52 for additional information, including the present value assumptions used in this calculation. We do not have any non-qualified deferred compensation plans.

(5)   The following table describes each component of the "all other compensation" column. In accordance with SEC rules, the compensation in the table omits information regarding plans or arrangements such as group life, health, hospitalization and medical reimbursement plans that do not discriminate in scope, terms or operation, in favor of executive officers or directors of B&G Foods and that are available generally to all salaried employees.

Name	Year	Matching Contributions to 401(k) Plan	Automobile Allowance[A]	Cell Phone Allowance[A]	Relocation, Temporary Living and Travel Allowances	Total
Kenneth C.. Keller	2024	$17,250	$10,000	$1,560	$ —	$28,810
	2023	$16,500	$10,000	$1,560	$ —	$28,060
	2022	$15,250	$10,000	$1,560	$ —	$26,810
Bruce C. Wacha	2024	$10,350	$10,000	$1,560	$ —	$21,910
	2023	$ 9,900	$10,000	$1,560	$ —	$21,460
	2022	$ 9,150	$10,000	$1,560	$ —	$20,710
Scott E. Lerner	2024	$10,350	$10,000	$1,560	$ —	$21,910
	2023	$ 9,900	$10,000	$1,560	$ —	$21,460
	2022	$ 9,150	$10,000	$1,560	$ —	$20,710
Jordan E. Greenberg	2024	$10,350	$10,000	$1,560	$ —	$21,910
	2023	$ 9,900	$10,000	$1,560	$ —	$21,460
	2022	$ 9,150	$10,000	$1,560	$ —	$20,710
Ellen M. Schum	2024	$10,350	$10,000	$1,560	$ —	$21,910
	2023	$ 9,900	$10,000	$1,560	$ —	$21,460
	2022	$ 9,150	$10,000	$1,560	$ —	$20,710

(A)   The amounts shown reflect unrestricted automobile and cell phone allowances that are fully taxable to the officer.

Grants of Plan-Based Awards in Fiscal 2024

The following table sets forth information about non-equity and equity awards granted to the named executive officers in fiscal 2024.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards — Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards — Threshold (# of shares)	Target (# of shares)	Maximum (# of shares)	All Other Stock Awards: Number of Shares of Stock or Securities Underlying Options (#)	Exercise or Base Price of the Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards[2] ($)
Kenneth C. Keller											
2024 Annual Bonus Plan[1]	N/A	N/A	$297,150	$1,188,600	$2,377,200						
2024-2026 PS LTIAs	3/25/2024	3/25/2024				74,217	148,434	445,302			$1,367,077
Restricted Stock	3/25/2024	3/25/2024							148,434		$1,686,210
Bruce C. Wacha											
2024 Annual Bonus Plan[1]	N/A	N/A	$ 98,409	$ 393,637	$ 787,275						
2024-2026 PS LTIAs	3/25/2024	3/25/2024				13,250	26,500	79,500			$ 244,065
Restricted Stock	3/25/2024	3/25/2024							26,500		$ 301,040
Scott E. Lerner											
2024 Annual Bonus Plan[1]	N/A	N/A	$ 84,823	$ 339,290	$ 678,581						
2024-2026 PS LTIAs	3/25/2024	3/25/2024				13,324	26,648	79,944			$ 245,428
Restricted Stock	3/25/2024	3/25/2024							26,648		$ 302,721
Jordan E. Greenberg											
2024 Annual Bonus Plan[1]	N/A	N/A	$ 68,289	$ 273,156	$ 546,312						
2024-2026 PS LTIAs	3/25/2024	3/25/2024				9,654	19,308	57,924			$ 177,827
Restricted Stock	3/25/2024	3/25/2024							19,308		$ 219,339
Ellen M. Schum											
2024 Annual Bonus Plan[1]	N/A	N/A	$ 70,284	$ 281,138	$ 562,276						
2024-2026 PS LTIAs	3/25/2024	3/25/2024				9,936	19,873	59,619			$ 183,030
Restricted Stock	3/25/2024	3/25/2024							19,873		$ 225,757

---

(1) Shows the potential value of the payout for the named executive officer under our annual bonus plan for fiscal 2024 if the threshold, target or maximum performance objectives were satisfied. The potential payouts were performance-driven and therefore completely at risk. As reflected in the non-equity incentive plan compensation column and the footnote thereto in the summary compensation table, the named executive officers received between 66.5% and 107.3% of target bonus awards under the annual bonus plan for 2024 and the awards were paid to the named executive officers in March 2025.

(2) The values included in this column with respect to the performance share LTIAs reflect the grant date fair value of the performance share LTIAs reduced by the present value of expected dividends using the risk-free interest-rate (as the award holders are not entitled to dividends or dividend equivalents during the vesting period) computed in accordance with FASB ASC Topic 718 based upon the probable outcome (as of the grant date) of the applicable performance conditions.

The value included in this column for each restricted stock award reflects the aggregate grant date fair value of the award, regardless of when and how the award vests. The restricted stock awards vest one-third per year on each of the first three anniversaries of the grant date.

The amounts reported in this column are generally consistent with the estimate of aggregate compensation expense expected to be recognized by B&G Foods for the named executive officers over the performance period, in the case of performance share LTIAs, and over the vesting period, in the case of restricted stock awards, in each case determined as of the grant date under FASB Topic 718, excluding the effect of forfeitures. A discussion of the assumptions used in calculating the grant date fair value and estimate of aggregate compensation expense is set forth in Note 15 of the notes to our consolidated financial statements in our 2024 annual report.

The amounts listed in this column do not reflect whether the named executive officer will actually realize a financial benefit from the awards, or the potential value to the named executive officer of the awards that may be earned. Whether, and to what extent, the named executive officers ultimately realize value will depend on many factors, including the actual performance of the company, the price of our common stock when and if shares are actually issued and the named executive officers' continued employment.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table provides information on the outstanding equity awards held by the named executive officers as of December 28, 2024.

	Option Awards						Stock Awards[1]				
Name	Number of Securities Underlying Options that are Exercisable	Number of Securities Underlying Options that are Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Performance Period	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[3]
Kenneth C. Keller	228,882	—	$34.07	6/14/2021	6/14/2024	6/14/2031			2023 to 2025	53,339	$378,174
	—	252,000	$14.02	1/31/2023	[2]	1/31/2033			2024 to 2026	74,217	$526,199
	—	273,000	$19.63	1/31/2023	[2]	1/31/2033	4,675[4]	$ 33,146			
	—	375,000	$25.24	1/31/2023	[2]	1/31/2033	71,119[5]	$ 504,234			
							148,434[6]	$1,052,397			
Bruce C. Wacha									2023 to 2025	8,652	$ 61,343
									2024 to 2026	13,250	$ 93,943
							1,187[4]	$ 8,416			
							11,537[5]	$ 81,797			
							26,500[6]	$ 187,885			
Scott E. Lerner	10,359	—	$27.77	3/10/2015	3/10/2018	3/10/2025			2023 to 2025	8,701	$ 61,690
	17,214	—	$34.00	3/15/2016	3/15/2019	3/15/2026			2024 to 2026	13,324	$ 94,467
	11,920	—	$41.60	3/14/2017	3/14/2020	3/14/2027	1,211[4]	$ 8,586			
	25,608	—	$26.80	3/13/2018	3/13/2021	3/13/2028	11,602[5]	$ 82,258			
							26,648[6]	$ 188,934			
Jordan E. Greenberg	2,409	—	$27.77	3/10/2015	3/10/2018	3/10/2025			2023 to 2025	7,005	$ 49,665
	5,272	—	$34.00	3/15/2016	3/15/2019	3/15/2026			2024 to 2026	9,654	$ 68,447
	3,711	—	$41.60	3/14/2017	3/14/2020	3/14/2027	942[4]	$ 6,679			
	7,896	—	$26.80	3/13/2018	3/13/2021	3/13/2028	9,340[5]	$ 66,221			
							19,308[6]	$ 136,894			
Ellen M. Schum									2023 to 2025	7,141	$ 50,630
									2024 to 2026	9,936	$ 70,446
							942[4]	$ 6,679			
							9,522[5]	$ 67,511			
							19,873[6]	$ 140,900			

(1) Does not include shares of common stock for 2022 to 2024 performance shares LTIAs because the threshold performance objective was not achieved and the performance shares lapsed. Had the performance goals been satisfied shares would have been issued in March 2025 and would have been reflected below under "Option Exercises and Stock Vested in Fiscal 2024."

(2) Subject to the terms of Mr. Keller's stock option agreements, one-third of the options vest on each of January 31, 2026, January 31, 2027 and January 31, 2028.

(3) In accordance with Instruction 3 to Regulation S-K Item 402(f)(2), reflects the number of shares of common stock each named executive officer would receive under each grant of the 2023 to 2025 and 2024 to 2026 performance shares LTIAs, assuming that the financial targets associated with the 2023 to 2025 performance share LTIAs and the 2024 to 2026 performance share LTIAs are each achieved at the threshold level (i.e., 50% of target), and the dollar value of those shares based on the closing market price of the company's common stock of $7.09 per share on December 27, 2024 (the last business day of fiscal 2024). The awards vest at the end of the applicable performance period, subject to confirmation by the compensation committee that the applicable performance goals have been satisfied.

As noted in the Compensation Discussion and Analysis section of this proxy statement, the number of shares that may be earned by each named executive officer from threshold to maximum is determined at the beginning of the performance period based upon the price of our common stock at the date of grant of the performance share LTIA. Therefore, the value of the award at the end of the performance period will depend not only upon the level at which the performance goals have been achieved but will also depend on the price of our common stock at the end of the performance period when the shares of common stock are actually issued to the participants.

(4) Reflects the remaining one-third of the shares of restricted stock granted on March 25, 2022 that had not yet vested, all of which vested on March 25, 2025.

(5)   Reflects the remaining two-thirds of the shares of restricted stock granted on March 24, 2023 that had not yet vested, half of which vested on March 25, 2025 and half of which will vest on March 25, 2026.

(6)   Reflects shares of restricted stock granted on March 25, 2024, one-third of which vested or will vest on each of March 25, 2025, March 25, 2026 and March 25, 2027.

Option Exercises and Stock Vested in Fiscal 2024

The following table provides information on the value of stock awards that vested during fiscal 2024 for each of our named executive officers. No stock options were exercised by our named executive officers during 2024.

| | | Stock Awards | |
| | | Number of Shares Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
Name	Award Type		
Kenneth C. Keller	Restricted Stock	42,609	$476,982
Bruce C. Wacha	Restricted Stock	7,977	$ 90,619
Scott E. Lerner	Restricted Stock	8,094	$ 91,948
Jordan E. Greenberg	Restricted Stock	6,456	$ 73,340
Ellen M. Schum	Restricted Stock	6,546	$ 74,363

(1)   Represents the gross number of shares that vested. Upon the vesting of restricted stock, a net number of shares are released after shares are withheld and canceled for tax withholding.

(2)   Calculated based upon the gross number of shares acquired upon vesting (without taking into account shares canceled for tax withholding) and the closing price of our common stock on the vesting date (or if not a trading day, the immediately preceding trading day).

Management Employment Agreements

We have entered into employment agreements with each of our named executive officers. The employment agreements provide that each executive's base salary as set forth above in the summary compensation table is subject to annual increases at the discretion of the compensation committee. Each executive is eligible to earn additional incentive compensation under our annual bonus plan and any other incentive compensation programs we provide. The employment agreements entitle each executive to (1) receive individual disability and life insurance coverage, (2) receive other executive benefits, including an automobile allowance and cell phone allowance, (3) participate in all employee benefits plans maintained by us for our employees and (4) receive other customary employee benefits.

Each agreement is subject to automatic one-year extensions, unless earlier terminated. Each agreement may be terminated by the executive at any time for any reason, provided that he or she gives us 60 days advance written notice of his or her resignation, subject to special notice rules in certain instances, including a change in control or in the event that we substantially alter his or her duties so that he or she can no longer perform his or her duties in accordance with his or her agreement with us. Each agreement may also be terminated by us for any reason, including for "cause" (as defined in the employment agreements). We must give 60 days' advance written notice if the termination is without cause. During the executive officer's employment and for one year after his or her voluntary resignation or termination for cause, each executive officer has agreed that he or she will not be employed or otherwise engaged by any food manufacturer operating in the United States that directly competes with our business.

Severance Benefits

Executive Severance Benefits.   To ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our named executive officers. In the case of termination by us without cause, termination by us due to the named executive officer's disability, death, or a resignation by the named executive officer described above that is considered to be a termination by us without cause, each executive officer's employment agreement provides that he or she will receive the following severance benefits, in addition to accrued and unpaid compensation and benefits: (1) salary continuation payments for one year in an amount equal to 200% of his then current base salary in the case of Mr. Keller, and 160% of his or her then current base salary in the case of each of the others, (2) continuation during the one-year severance period of medical, dental, life insurance and disability insurance for the named executive, his or her spouse and his or her dependents, or if the continuation of all or any of the such benefits is not available because of his or her status as a terminated employee, a payment equal to the market value of such excluded benefits, (3) if legally allowed, one additional year of service credit under our qualified defined benefit pension plan, except in the case of Mr. Keller, who is not a participant in the plan, and (4) outplacement services.

If a named executive officer's employment with B&G Foods ends during a performance share LTIA performance period due to termination by B&G Foods without cause, there is no accelerated vesting of the performance share LTIAs and therefore the compensation a named executive officer might receive in respect of such performance share LTIAs is not included in the table below. Instead, after the performance period is completed, the named executive officer would be entitled to a pro rata portion of the number of performance shares, if any, he or she would have received had the named executive officer remained employed until the end of the performance period. The pro rata portion would be based on the number of full months in the performance period during which the named executive officer was employed as compared to the total number of months in the performance period.

The estimated severance and other benefits for each named executive officer in the event of a termination by us without cause are set forth below. The amounts assume that the termination without cause was effective as of December 27, 2024 (the last business day of fiscal 2024) and thus are based upon amounts earned through such date and are only estimates of the amounts that would actually be paid to such named executive officers upon their termination.

Name	Continuation of Salary	Continuation of Health Care and Other Insurance Benefits	Estimated Present Value of Additional Pension Credits[1]	Accelerated Vesting of Options[2]	Accelerated Vesting of Restricted Stock[3]	Total
Kenneth C. Keller	$2,377,200	$40,941	—	—	$1,589,777	$4,007,918
Bruce C. Wacha	$ 899,742	$40,941	$23,818	—	$ 278,098	$1,242,600
Scott E. Lerner	$ 904,774	$40,941	$22,553	—	$ 279,778	$1,248,047
Jordan E. Greenberg	$ 728,416	$30,704	$29,551	—	$ 209,793	$ 998,464
Ellen M. Schum	$ 749,701	$40,941	$34,741	—	$ 215,089	$1,040,472

(1) Mr. Keller is not eligible to participate in our defined benefit pension plan. See "Pension Plan" below.

(2) No value is listed for accelerated vesting of options because all of the unvested options held by the named executive officers terminate and are forfeited in the event of termination by us without cause.

(3) Based upon the closing price of $7.09 per share of our company's common stock on December 27, 2024, the last business day of fiscal 2024.

Change in Control Severance Benefits. From time to time, we may explore potential transactions that could result in a change in control of our company. We believe that when a transaction is perceived as imminent, or is taking place, we should be able to receive and rely on the disinterested service of our named executive officers, without them being distracted or concerned by the personal uncertainties and risks associated with such a situation. We further believe that our stockholders are best served if their interests are aligned with the interests of our executives, and providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential transactions that may enhance the value of our stockholders' investments.

The employment agreements of our named executive officers provide that the severance period set forth above will be increased to two years after the executive's termination of employment if the executive's termination is following a change in control.

If an executive terminates employment following a change in control the executive might become subject to an excise tax imposed under Section 4999 of the Internal Revenue Code. When a company reimburses an executive for the amount of that excise tax to put the executive in the same after-tax economic position that the executive would be in if the excise tax did not apply, it is known as an excise tax gross-up. Consistent with best practices, none of our employment agreements require our company to pay an excise tax gross up.

The estimated severance and other benefits for each named executive officer in the event of a change in control and termination of employment are set forth below. The amounts assume that the change of control and termination was effective as of December 27, 2024 (the last business day of fiscal 2024) and thus are based upon amounts earned through such date and are only estimates of the amounts that would actually be paid to such named executive officers upon their termination.

Name	Continuation of Salary	Continuation of Health Care and Other Insurance Benefits	Estimated Present Value of Additional Pension Credits[1]	Accelerated Vesting of LTIAs[2]	Accelerated Vesting of Options[2][3]	Accelerated Vesting of Restricted Stock[2]	Gross-Up for Excise Taxes[4]	Total
Kenneth C. Keller	$4,754,400	$81,883	—	$855,033	—	$1,589,777	—	$7,281,093
Bruce C. Wacha	$1,799,485	$81,883	$47,637	$144,423	—	$ 278,098	—	$2,351,526
Scott E. Lerner	$1,809,549	$81,883	$45,107	$145,224	—	$ 279,778	—	$2,361,541
Jordan E. Greenberg . .	$1,456,832	$61,408	$59,102	$111,852	—	$ 209,793	—	$1,898,987
Ellen M. Schum	$1,499,402	$81,883	$69,481	$114,468	—	$ 215,089	—	$1,980,323

(1)   Mr. Keller is not eligible to participate in our defined benefit pension plan. See "Pension Plan" below.

(2)   Based upon the closing price of $7.09 per share of our company's common stock on December 27, 2024, the last business day of fiscal 2024.

(3)   As of the last business day of fiscal 2024, Mr. Keller had 900,000 unvested options, all of which would have vested upon a change in control on that day. No value is listed in the table above because all of such options were underwater.

(4)   None of our employment agreements require us to pay an excise tax gross-up.

Release.   The obligation of B&G Foods to provide the salary continuation and other severance benefits described above is contingent upon and subject to the execution and delivery by the named executive officer of a general release. The general release is required to provide that for and in consideration of the salary continuation and other severance benefits, the executive officer release any and all claims and rights ensuing from his or her employment with and termination from our company, which he or she may have against the company or any of our subsidiaries or other affiliates, and their respective directors, officers, employees and agents, arising from or related to his or her employment or termination.

401(k) Plan

We maintain a tax-qualified defined contribution plan with a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code. Each participant in the plan may elect to defer, in the form of contributions to the plan, up to 75% of compensation that would otherwise be paid to the participant in the applicable year, which percentage may be increased or decreased by the administrative committee of the plan, but is otherwise not to exceed the statutorily prescribed annual limit ($23,000 in 2024 if the participant is under age 50, and $30,500 in 2024 if the participant is age 50 or over). For those employees eligible to participate in our defined benefit pension plan described below (i.e., employees hired before January 1, 2020), we make a 50% matching contribution with respect to the participant's elective contributions up to six percent of such participant's compensation (provided that for fiscal 2024, matching contributions were based only on the first $345,000 of such participant's compensation). For those employees not eligible to participate in our defined benefit pension plan (i.e., employees hired on or after January 1, 2020, which includes Mr. Keller, who was hired on June 14, 2021), we make a 100% matching contribution with respect to the participant's elective contributions up to five percent of such participant's compensation (provided that for fiscal 2024, matching contributions were based only on the first $345,000 of such participant's compensation). Matching contributions vest immediately.

Pension Plan

We maintain a qualified defined benefit pension plan for certain eligible salaried employees meeting minimum eligibility requirements in which four of our named executive officers participates. Since January 1,

2020, newly hired employees, including newly hired executive officers (which includes Mr. Keller), are no longer eligible to participate in this defined benefit pension plan. The pension plan is designed and administered to qualify under Section 401(a) of the Internal Revenue Code. The pension plan provides unreduced retirement benefits at age 62 based on the average of the five highest consecutive years of earnings in the last ten years. Benefits under the plan are calculated generally as the sum of 0.75% of final average earnings plus 1.15% of final average earnings in excess of a 35-year average Social Security taxable wage base multiplied by years of benefit service limited to 35 years. The compensation included in the pension plan calculation is W-2 earnings (excluding LTIAs) and any amounts contributed to any tax qualified profit sharing plan or cafeteria plan. As required by Section 401(a)(17) of the Internal Revenue Code, for 2024, benefits under the pension plan were based only on the first $345,000 of an employee's annual earnings. In certain cases, additional years of credited service may be granted as described above under "Management Employment Agreements—*Severance Benefits*." In most cases, employees are not entitled to a lump sum payment of the pension benefits. Upon retirement, the total amount of accumulated benefits is calculated as a monthly installment and is paid out over the remaining life of the employee (or if elected, over the lives of the employee and his or her beneficiary at a reduced monthly benefit).

Pension Benefits Table

Name	Number of Years of Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Kenneth C. Keller[2]	—	—	—
Bruce C. Wacha	7	$174,673	—
Scott E. Lerner	19	$437,912	—
Jordan E. Greenberg	25	$748,621	—
Ellen M. Schum	6	$220,027	—

(1) The present value of the accumulated benefit as of the end of fiscal 2024 for each named executive officer reflects pension benefits payable at the earliest age the named executive officer may retire without significant benefit reductions, or current age, if later. The same assumptions used in Note 12 to B&G Foods' audited financial statements in the 2024 annual report are used in calculating the present value of accumulated pension benefits, including a discount rate of 5.50%. The present value of the accumulated benefit is also based upon post-retirement mortality rates in accordance with the PRI-2012 Mortality Tables and projected generationally with Scale MP-2021 and the single life annuity payment form (or actual elected form if in payment).

(2) Mr. Keller is not eligible to participate in our defined benefit pension plan.

Pay Ratio Disclosure

Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, require us to provide the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of the median employee of the company. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

As permitted under SEC rules, we may identify our median employee for purposes of providing disclosure once every three years, provided that there has been no change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change in our pay ratio disclosure. We believe during fiscal 2024 there has been no change to our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure. Accordingly, as permitted under SEC rules we are using the same median employee identified in 2023 to calculate our fiscal 2024 CEO pay ratio.

As previously disclosed, to identify our median employee we used the following methodology:

- we collected the payroll data of all employees globally, whether employed on a full-time, part-time, temporary or seasonal basis, as of the end of fiscal 2023;

- we applied an average exchange rate to convert all international currencies into U.S. dollars; and

- we used total gross wages for fiscal 2023 as our consistently applied compensation measure and annualized the compensation of permanent full-time and part-time employees who were not employed by us for the entire calendar year (but we did not annualize the compensation for temporary or seasonal employees and did not make any full-time adjustments for temporary or seasonal employees).

Using this methodology, we determined that our median employee is a non-exempt, full-time hourly employee located in the United States.

For fiscal 2024, the annual total compensation of our median employee was $51,108, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. The annual total compensation for our Chief Executive Officer, Mr. Keller, was $5,083,699, as reported in the summary compensation included earlier in this proxy statement.

On the basis of the information set forth above, for 2024 the ratio of the annual total compensation of Mr. Keller to the annual total compensation of our median employee was estimated to be 99.5 to 1.

The pay ratio disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the pay ratio disclosure may not be comparable to the pay ratio reported by other companies.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following disclosure summarizes the relationship between the "compensation actually paid" (as calculated pursuant to Item 402(v)) by our company to our principal executive officer (who we refer to as our PEO or our chief executive officer) and our non-PEO named executive officers (who we refer to as our other named executive officers) and the financial performance of our company over a three-year performance period. "Compensation actually paid" does not necessarily reflect value actually realized by our chief executive officer or the other named executive officers or how our compensation committee evaluates compensation decisions in light of company or individual performance. For a discussion of how our compensation committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 32.

The "compensation actually paid" amounts do not reflect the actual amount of compensation earned by or paid to our named executive officers during the applicable years but instead are amounts determined in accordance with Item 402(v). For example, the value of any shares of common stock that an executive actually receives in respect of performance share long-term incentive awards will ultimately depend on whether and at what level financial performance metrics are attained following the completion of the three-year performance period and the stock price at the time of issuance of the shares of common stock, if any, following vesting. Therefore, until the time of vesting, such awards remain at risk of forfeiture, reduction in the amount of shares earned and the value of the shares earned. Likewise, although "compensation actually paid" includes a value for stock options, stock options granted in a given year ultimately will not have any value unless the stock options vest over a multi-year period and stockholder value is created by our stock price increasing above the exercise prices over the long-term. "Compensation actually paid" is influenced by numerous factors, including but not limited to the timing of new grant issuances and outstanding grant vesting, share price volatility during the fiscal year, our mix of short-term and long-term incentives, and many other factors.

Year[1]	Summary Compensation Table Total for First PEO (Romanzi)	Summary Compensation Table Total for Second PEO (Wenner)	Summary Compensation Table Total for Third PEO (Keller)	Compensation Actually Paid to First PEO (Romanzi)	Compensation Actually Paid to Second PEO (Wenner)	Compensation Actually Paid to Third PEO (Keller)	Average of Summary Compensation Table for non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[2]	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[3]	Net Income (Loss)[4] (in thousands)	Adjusted EBITDA[5] (in thousands)
2024 . . .	N/A	N/A	$5,083,699	N/A	N/A	$1,210,896	$1,277,222	$ 931,749	$ 55	$113	$(251,251)	$295,413
2023 . . .	N/A	N/A	$7,958,638	N/A	N/A	$8,250,725	$1,433,135	$1,484,166[6]	$ 77	$120	$ (66,198)	$317,995
2022 . . .	N/A	N/A	$2,413,274	N/A	N/A	$ 305,843	$ 908,415	$ 194,540	$ 76	$129	$ (11,370)	$300,963
2021 . . .	N/A	$1,291,748	$6,040,794	N/A	$1,291,748	$2,570,942	$ 891,725	$ 1,053,237	$194	$118	$ 67,363	$357,984
2020 . . .	$5,113,323	$ 370,536	N/A	$7,652,148	$ 331,452	N/A	$1,365,266	$ 2,795,471	$165	$105	$ 131,988	$361,247

(1) The named executive officers included in the table above were:

Year	Principal Executive Officers (PEO)	Non-PEO Named Executive Officers
2024	Kenneth C. Keller	Bruce C. Wacha, Scott E. Lerner, Jordan E. Greenberg, Ellen M. Schum
2023	Kenneth C. Keller	Bruce C. Wacha, Scott E. Lerner, Jordan E. Greenberg, Ellen M. Schum
2022	Kenneth C. Keller	Bruce C. Wacha, Scott E. Lerner, Erich A. Fritz, Jordan E. Greenberg, Ellen M. Schum
2021	David L. Wenner, Kenneth C. Keller	Bruce C. Wacha, Scott E. Lerner, Erich A. Fritz, Jordan E. Greenberg
2020	Kenneth G. Romanzi, David L. Wenner	Bruce C. Wacha, Scott E. Lerner, Erich A. Fritz, Jordan E. Greenberg

(2) Total shareholder return assumes $100 invested on December 28, 2019, the last day of fiscal 2019, including the reinvestment of dividends.

(3) The peer group used in this disclosure is the S&P Packaged Foods & Meats Index, which is the same peer group used in Part II, Item 5 of our 2024 annual report.

(4) Net income (loss) as reported in our company's consolidated statements of operations in our 2024 annual report.

(5) Adjusted EBITDA was determined to be the most important financial performance measure linking "compensation actually paid" to our company's performance for 2024 and therefore was selected as the 2024 "company selected measure" as defined in Item 402(v). Adjusted EBITDA and how it is used in our incentive programs is discussed in the Compensation Discussion and Analysis beginning on page 32. Adjusted EBITDA is a non-GAAP financial measure. Please see also the discussion within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation" in our 2024 annual report for a more detailed discussion of adjusted EBITDA and a reconciliation of adjusted EBITDA with the most directly comparable GAAP measures, along with the components of adjusted EBITDA.

(6) For 2023, "Average Compensation Actually Paid to Non-PEO NEOs" of $1,452,833 as reported in last year's proxy statement filed April 4, 2024 was updated to $1,484,166 in this year's proxy statement due to a correction in the calculation of "Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end." The "Adjustments" tables below and the charts below under "*Relationship between Compensation Actually Paid and Financial Measures*" reflect the corrections made for 2023.

The tables below describe the adjustments, each of which is required by SEC rules, to calculate "compensation actually paid" from the summary compensation table totals for the three PEOs and our non-PEO named executive officers.

Adjustments[1]	2024 Third PEO (Keller)	2023 Third PEO (Keller)	2022 Third PEO (Keller)	2021 Third PEO (Keller)	2021 Second PEO (Wenner)	2020 Second PEO (Wenner)	2020 First PEO (Romanzi)
Summary Compensation Table (SCT) Total	$ 5,083,699	$ 7,958,638	$ 2,413,274	$ 6,040,794	$1,291,748	$370,536	$5,113,323
Adjustments for stock awards and option awards							
(Deduct): Aggregate value for stock awards and option awards included in SCT total for the covered fiscal year	(3,053,287)	(5,415,274)	(1,304,964)	(4,749,056)	(374,997)	—	(968,641)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	1,710,895	5,578,530	156,356	1,272,434	—	—	927,702
Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	(2,710,306)	33,189	(969,997)	—	—	—	1,599,709
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	—	—	—	—	374,997	—	548,278
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	29,589	24,134	(20,093)	—	—	—	574,201
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	—	—	—	—	—	—	(199,158)
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT total for the covered fiscal year	150,307	71,508	31,266	6,770	—	—	73,860
Adjustments for defined benefit pension plans							
(Deduct): Aggregate change in actuarial present value included in SCT total for the covered fiscal year	—	—	—	—	—	(39,084)	(57,438)
Add: Service cost for the covered fiscal year	—	—	—	—	—	—	40,312
Add: Prior service cost for the covered fiscal year	—	—	—	—	—	—	—
"Compensation Actually Paid"	$ 1,210,896	$ 8,250,725	$ 305,843	$ 2,570,942	$1,291,748	$331,452	$7,652,148

Adjustments[1]	2024 Other NEOs	2023 Other NEOs	2022 Other NEOs	2021 Other NEOs	2020 Other NEOs
Summary Compensation Table (SCT) Total	$1,277,222	$ 1,433,135	$ 908,415	891,725	$1,365,266
Adjustments for stock awards and option awards					
(Deduct): Aggregate value for stock awards and option awards included in SCT total for the covered fiscal year	(474,802)	(443,356)	(295,510)	(328,744)	(282,252)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	266,051	490,001[2]	28,647	89,171	881,547
Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	(178,859)	(2,008)	(59,175)	161,005	760,115
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	—	—	9,993	—	—
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	6,251	15,639	(450,488)	204,831	138,751
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	—	—	—	—	—
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT total for the covered fiscal year	23,332	12,065	13,007	12,346	8,556
Adjustments for defined benefit pension plans					
(Deduct): Aggregate change in actuarial present value included in SCT total for the covered fiscal year	(21,440)	(66,231)	(3,206)	(18,823)	(104,128)
Add: Service cost for the covered fiscal year	33,996	44,921	42,857	41,725	27,615
Add: Prior service cost for the covered fiscal year	—	—	—	—	—
"Compensation Actually Paid"	$ 931,749	$1,484,166[2]	$ 194,540	$1,053,237	$2,795,471

(1)   The assumptions we used to calculate the values for restricted stock and performance share awards included in the calculation of "compensation actually paid" did not differ materially from those used to calculate grant date fair value for such awards, except that for the performance shares awards the grant date fair values assume that the performance share awards will be earned at target and the fiscal year end fair values are based upon the probable outcome (based upon then current forecasts) as of the fiscal year end. The fair values as of the end of fiscal 2024 for the 2023 to 2025 performance share LTIAs assume for Mr. Keller the performance objectives will be achieved at 246.20% of target) and that for the non-PEO named executive officers the performance objectives will be achieved at levels ranging from 123.10% of target to 246.20% of target and for the 2024 to 2026 performance share LTIAs assume for Mr. Keller and the non-PEO named executive officers the performance objectives will be achieved at 81.40% of target. The assumptions we used to calculate the value for stock options did not differ materially from those used to calculate grant date fair value for such awards; we used a Black-Scholes value as of the applicable year-end or vesting date, determined using the same methodology we use to determine grant date fair value, except that (a) we used the closing stock price on the applicable revaluation date as the current market price, (b) and switched away from the simplified method for determining expected life and adjusted to or towards the full remaining contractual life because all of the stock options were significantly underwater at the applicable valuation date or vesting date. Amounts in the tables may not foot due to rounding.

(2)   For 2023, "Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end" of $458,667 for the Other NEOs as reported in last year's proxy statement was corrected to $490,001 in this year's proxy statement. As a result, "Average Compensation Actually Paid" to the Other NEOs of $1,452,833 for 2023 as reported in last year's proxy statement was updated to $1,484,166 in this year's proxy statement. The charts below under "*Relationship between Compensation Actually Paid and Financial Measures*" reflect the corrections made for 2023.

Relationship between Compensation Actually Paid and Financial Measures.   Our executive compensation program, which is guided by the principal of "*pay for performance,*" is designed to attract, motivate, and retain our named executive officers, reinforce the execution of our business strategy and the achievement of our business objectives, and align the interests of our executive officers with the interests of our stockholders, with the ultimate objective of improving stockholder value. Under these programs, our named executive officers are rewarded for the achievement of annual and long-term goals and the realization of increased stockholder value.

Consistent with its *pay for performance* philosophy, the compensation committee believes that it is important to place at risk a greater percentage of our named executive officers' compensation than that of non-executives by tying our named executive officers' compensation directly to the performance of B&G Foods. Accordingly, a majority of our named executive officers' compensation consists of annual bonuses and long-term incentives linked to the company's financial performance and/or the performance of the company's stock.

The "compensation actually paid" to our PEOs and the non-PEO named executive officers in fiscal 2024, 2023, 2022, 2021 and 2020 set forth in the tables above have been calculated in accordance with the SEC's pay versus performance disclosure rules. These "compensation actually paid" amounts do not reflect the actual amount of compensation earned by or paid to the PEOs and the non-PEO named executive officers during the applicable year.

For information regarding the decisions made by our compensation committee with respect to the PEO's and the non-PEO named executive officers' compensation for fiscal 2024, see "Compensation Discussion & Analysis" beginning on page 32 of this proxy statement.

It is important to note that the CAP Amounts paid to our executive officers do not necessarily reflect the actual value that an executive will receive in the stated fiscal year as such value will depend on a variety of factors. For example, the value of PSUs that an executive will receive will ultimately depend on the stock price at the time of vesting along with the financial performance metrics achieved during the applicable three-year performance cycle and, therefore, remain at risk of forfeiture or reduction until the time of vesting.

For example, whether and to what extent performance share LTIAs awarded to Mr. Keller and the non-PEO named executive officers will ultimately ever have any value to Mr. Keller and the non-PEO named executive officers will depend not only upon the level at which the performance goals will ultimately be achieved over the applicable performance period, but will also depend on the price of our common stock after the end of the applicable performance period when the shares of common stock, if any, are actually issued to the participants. Similarly, "compensation actually paid" to Mr. Keller in fiscal 2023 includes the fair value at the end of fiscal 2023 of a one-time award of stock options granted to Mr. Keller in 2023. As of the date of this proxy statement, all the stock options granted to Mr. Keller in 2023 are currently out-of-the-money and will ultimately not have any value to Mr. Keller unless Mr. Keller remains with our company during the vesting period (except in the case of disability or death) and our stock price increases over time above the $14.02, $19.63 and $25.24 exercise prices (which reflect 100%, 140% and 180% of the closing price of our common stock on the grant date) creating substantial stockholder value.

The following charts show graphically the relationships over the past five years of the "compensation actually paid" for our PEO and non-PEO named executive officers as compared to our total stockholder return (TSR), peer group TSR, net income and adjusted EBTDA. For purposes of these charts, "compensation actually paid" to our PEO for 2020 is the sum of the "compensation actually paid" to Mr. Romanzi and Mr. Wenner and for 2021 is the sum of the "compensation actually paid" to Mr. Wenner and Mr. Keller.

As illustrated in the pay versus performance tables above and the charts below, "compensation actually paid" to Mr. Keller and the non-PEO named executive officers for fiscal 2024 declined 85.3% and 37.2%, which correlated with declines in total stockholder return, net income and adjusted EBITDA.

CAP vs. B&G Foods TSR and Peer Group TSR



CAP vs. Net Income





CAP vs. Adjusted EBITDA

Financial Performance Measures. The following table lists the four financial performance measures that, in our company's assessment, represent the most important performance measures used to link "compensation actually paid" to our named executive officers to our company's performance for 2024.

Adjusted EBITDA (non-GAAP)
Excess Cash (non-GAAP)
Net Sales
Net Working Capital (non-GAAP)

The information contained in this Pay Versus Performance Disclosure section will not be incorporated into any filings under the Securities Act or the Exchange Act, except to the extent our company specifically incorporates such information by reference.

PROPOSAL NO. 2—ADVISORY VOTE ON EXECUTIVE COMPENSATION

Introduction

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs, which are guided by the principal of "*pay for performance*," are designed to attract, motivate, and retain our named executive officers, reinforce the execution of our business strategy and the achievement of our business objectives; and align the interests of our executive officers with the interests of our stockholders, with the ultimate objective of improving stockholder value. Under these programs, our named executive officers are rewarded for the achievement of annual and long-term goals and the realization of increased stockholder value. Please read the "Compensation Discussion and Analysis" beginning on page 32 for additional details about our executive compensation programs, including information about the fiscal 2024 compensation of our named executive officers.

We believe that our compensation program has been instrumental over the years in helping the company achieve strong financial performance and stockholder value. Therefore, we are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "*say on pay*" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say on pay vote is advisory, and therefore not binding on our company, the compensation committee or our board of directors. However, our board of directors and our compensation committee value the opinions of our stockholders and will consider the outcome of the vote and the concerns of our stockholders when making future decisions on the compensation of our named executive officers and our company's compensation principles, policies and procedures.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the votes cast by the holders of the shares of common stock voting in person or by proxy at the annual meeting.

Recommendation of the Board of Directors

The board of directors recommends that the stockholders vote "FOR" the proposal to approve, in an advisory manner, the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 19, 2025 with respect to the beneficial ownership of our common stock, and shows the number of and percentage owned by:

- each person or entity our company believes to be the beneficial owner of more than five percent of our common stock based solely on management's review of SEC filings;

- each executive officer named in the summary compensation table;

- each director; and

- all of our current directors and executive officers as a group.

Unless otherwise specified, all shares are directly held.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of stock held by such person. As of March 19, 2025, 79,138,243 shares of common stock were outstanding.

Name of Beneficial Owner	Common Stock	
	Shares[1]	Percentage
BlackRock, Inc.[2]	12,678,459	16.0%
The Vanguard Group, Inc.[3]	7,904,865	10.0%
Kenneth C. Keller	496,742	*
Bruce C. Wacha	91,328	*
Scott E. Lerner	251,497	*
Jordan E. Greenberg	82,974	*
Ellen M. Schum	75,144	*
DeAnn L. Brunts	59,256	*
Debra M. Chase	35,874	*
Charles F. Marcy[4]	85,938	*
Robert D. Mills	48,074	*
Dennis M. Mullen	78,084	*
Cheryl M. Palmer	55,554	*
Alfred Poe	92,857	*
Stephen C. Sherrill[5]	601,541	*
David L. Wenner[6]	893,328	1.1%
All current directors and executive officers as a group (18 persons)	3,146,713	4.0%

---

* Less than 1%

(1) The shares reported in this column include the following shares subject to stock options that are currently exercisable or will become exercisable within 60 days after March 19, 2025: Mr. Keller, 228,882; Mr. Lerner, 54,742 shares; Mr. Greenberg, 16,879 shares; Mr. Poe, 36,843 shares; Mr. Sherrill, 228,457 shares; Mr. Wenner, 98,329 shares; and all current directors and executive officers as a group, 707,556 shares.

The shares reported in this column also include the following shares of restricted stock that remained subject to vesting as of March 19, 2025: Mr. Keller, 224,228 shares; Mr. Wacha, 39,224 shares; Mr. Lerner, 39,461 shares; Mr. Greenberg, 29,590 shares; Ms. Schum, 30,337 shares; and all current executive officers as a group, 442,146.

(2) As reported in Form 13F filed by BlackRock, Inc., a Delaware corporation, with the SEC on February 7, 2025. The address for BlackRock is 50 Hudson Yards, New York, NY 10001. BlackRock is the parent holding company or control person of the following entities that hold shares of our common stock: BlackRock (Netherlands) B.V., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Fund Managers Ltd, BlackRock Life Limited, Aperio Group, LLC and SpiderRock Advisors, LLC.

(3) As reported in the Schedule 13G/A filed by The Vanguard Group, Inc., a Pennsylvania corporation, with the SEC on January 31, 2025. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The Vanguard Group has the sole power to vote or to direct the vote of 0 shares, the sole power to dispose or direct the disposition of 7,753,775 shares, and the shared power to dispose or to direct the disposition of 151,090 shares.

(4) Includes 14,884 shares owned by Mr. Marcy's wife.

(5) Includes 20,000 shares owned by a private, charitable foundation as to which Mr. Sherrill shares voting and dispositive power. Mr. Sherrill does not have a pecuniary interest in the shares held by the foundation and therefore disclaims beneficial ownership of such shares.

(6) Includes 12,600 shares owned by Mr. Wenner's wife.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

Our board of directors recognizes that transactions involving our company and related parties present heightened risk of potential or actual conflicts of interest which may interfere—or even appear to interfere—with the interests of our company. Therefore, it is the policy of our company (as set forth in our corporate governance guidelines) that an independent committee designated by the board shall review, approve or ratify any transaction with related parties required to be reported by our company under the applicable rules and regulations governing related party transactions promulgated by the SEC.

Fiscal 2024 Related Party Transactions

There were no related party transactions in fiscal 2024 with any director or executive officer of B&G Foods or any other related person, as defined in Rule 404 under Regulation S-K promulgated under the Securities Act of 1933, as amended, and none is proposed.

REPORT OF THE AUDIT COMMITTEE

Under the guidance of a written charter adopted by our board of directors, the audit committee oversees our management's conduct of the financial reporting process on behalf of the board of directors. A copy of the charter is available at https://www.bgfoods.com/investor-relations/governance/documents. The audit committee also appoints the independent registered public accounting firm to be retained to audit our company's consolidated financial statements and internal control over financial reporting, and once retained, the independent registered public accounting firm reports directly to the audit committee. The audit committee is responsible for pre-approving both audit and non-audit services provided by the independent registered public accounting firm. The audit committee's charter reflects the above-mentioned responsibilities, and the audit committee and the board of directors periodically review and revise the charter. The audit committee is comprised solely of directors who satisfy applicable independence and other requirements of the New York Stock Exchange and applicable securities laws.

Management is responsible for our company's financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our company's independent registered public accounting firm is responsible for auditing those consolidated financial statements and expressing an opinion on the conformity of the consolidated financial statements with accounting principles generally accepted in the United States of America. In addition, our company's independent registered public accounting firm will express its own opinion on the effectiveness of the company's internal control over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. The audit committee's responsibility is to monitor and review these processes. It is not the audit committee's duty or responsibility to conduct auditing or accounting reviews.

The audit committee meets at least four times annually, or more frequently as circumstances dictate. During fiscal 2024, the audit committee met five times. The audit committee also met with management periodically to consider the adequacy of our company's internal controls, and discussed these matters and the overall scope and plans for the audit of our company with our independent registered public accounting firm, KPMG LLP. The audit committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the effectiveness of our internal control over financial reporting, and the overall quality of our financial reporting. The audit committee also discussed with senior management our company's disclosure controls and procedures and the certifications by our chief executive officer and chief financial officer, which are required by the SEC under the Sarbanes-Oxley Act of 2002 for certain of our company's filings with the SEC. The audit committee also met separately from time to time with our chief financial officer and with our general counsel, and at least quarterly, the audit committee met in executive session.

In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management and the independent registered public accounting firm the audited consolidated financial statements in the annual report for the year ended December 28, 2024, management's assessment of the effectiveness of our company's internal control over financial reporting and the independent registered public accounting firm's evaluation of the effectiveness of our company's internal control over financial reporting as of December 28, 2024. The audit committee reviewed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the consolidated financial statements with accounting principles generally accepted in the United States of America, its judgments as to the quality, not just the acceptability, of our company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements and such other matters as are required to be discussed with the audit committee under auditing standards of the Public Company Accounting Oversight Board (PCAOB). In addition, the audit committee has discussed with the independent registered public accounting firm its independence from our company and our management, including the matters in the written disclosures and letter which were received by the audit committee from the independent registered public accounting firm as required by the applicable requirements of the PCAOB, and considered the compatibility of non-audit services with KPMG LLP's independence.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors (and the board approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for filing with the SEC.

Audit Committee
DeAnn L. Brunts, *Chair*
Charles F. Marcy
Dennis M. Mullen
Alfred Poe

PROPOSAL NO. 3—APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Introduction

The audit committee has appointed KPMG LLP as the independent registered public accounting firm to audit our consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending January 3, 2026.

We are asking our stockholders to ratify the selection of KPMG as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our board of directors is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the audit committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

One or more representatives of KPMG are expected to be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Independent Registered Public Accounting Firm Fees

In addition to performing the audit of our consolidated financial statements and our internal control over financial reporting, KPMG has provided various other services during fiscal 2024 and 2023. The aggregate fees billed or expected to be billed for fiscal 2024 and 2023 for each of the following categories of services are as follows:

Type of Fees	Fiscal 2024	Fiscal 2023
Audit Fees	$2,460,000	$2,842,125
Audit-Related Fees	$ 735,242	$ —
Tax Fees	$ 29,780	$ —
All Other Fees	$ —	$ —
Total	$3,225,022	$2,842,125

In accordance with the SEC's definitions and rules the terms in the above table have the following meanings:

"***Audit Fees***" are the aggregate fees billed or expected to be billed for each of fiscal 2024 and 2023 for professional services rendered by KPMG for the audit of our consolidated financial statements included in our annual reports on Form 10-K and review of the unaudited consolidated financial statements included in our quarterly reports on Form 10-Q; for the audit of our internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and for services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for fiscal 2024 and 2023. Audit fees for 2024 included fees billed for professional services rendered with respect to comfort letters, a statutory audit in Mexico and incremental audit efforts over 2024 specific accounting matters. Audit fees for 2023 included fees billed for professional services rendered with respect to comfort letters in connection with our "at-the-market" (ATM) equity offering program, a statutory audit in Mexico and incremental audit efforts over 2023 specific accounting matters.

"***Audit-Related Fees***" are the aggregate fees billed in each of fiscal 2024 and 2023 for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of our consolidated financial statements. Audit-related fees for 2024, include fees relating to divestiture related due diligence. There were no audit-related fees for 2023.

"***Tax Fees***" are the aggregate fees billed in each of fiscal 2024 and 2023 for professional services rendered by KPMG for tax compliance, tax advice and tax planning. Tax fees for 2024 included fees billed for professional services rendered with respect to transfer pricing in Canada for 2022 and 2023 and Mexico for 2024. There were no tax fees for 2023.

"*All Other Fees*" are the aggregate fees billed in each of fiscal 2024 and 2023 for products and services provided by KPMG not included in the first three categories. There were no such other fees for 2024 or 2023.

The audit committee has reviewed summaries of the services provided by KPMG and the related fees, and the audit committee has determined that the provision of the non-audit services described above is compatible in maintaining the independence of KPMG.

Pre-approval Policy

The audit committee is required to pre-approve the audit and non-audit services to be performed by our independent auditor in order to assure that the provision of these services does not impair the auditor's independence.

All audit services, audit-related services, tax services and other services described above were pre-approved by the audit committee, which concluded that the provision of these services by KPMG was compatible with the maintenance of KPMG's independence in the conduct of its auditing functions. Our audit committee charter provides for pre-approval of any audit or non-audit services provided to us by our independent auditors, provided that the audit committee shall not approve any prohibited non-audit services set forth in Section 10A(g) of the Exchange Act. Our audit committee charter further provides that the chair of our audit committee has the authority to review and approve all such services from our independent auditors, provided that the estimated fees relating to each such proposal approved by the chair does not exceed $100,000 and that the chair reports back on such pre-approvals to the full committee at a subsequent meeting.

Required Vote

Ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of a majority of the votes cast by the holders of the shares of common stock voting in person or by proxy at the annual meeting.

Recommendation of the Board of Directors

The board of directors recommends that the stockholders vote "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026.

OTHER MATTERS

Our management is not aware of any other matters to be presented for action at the annual meeting; however, if any such matters are properly presented for action, it is the intention of the proxy appointees to vote in accordance with their best judgment on such matters.

ADDITIONAL INFORMATION

Stockholder Proposals for Inclusion in Our 2026 Annual Meeting Proxy Statement and Proxy Card

Under the rules of the SEC, any stockholder proposal to be considered by us for inclusion in our 2026 proxy statement and form of proxy card for next year's annual meeting of stockholders, expected to be held in May 2026, must be received by our corporate secretary not later than November 26, 2025 (120 days prior to the first anniversary of the date of this proxy statement). The SEC rules set forth standards as to what stockholder proposals are required to be included in a proxy statement.

In addition, our bylaws establish an advance notice procedure with regard to stockholder proposals, including stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by our corporate secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of this proxy statement and must include the information specified in our bylaws concerning the matter to be brought before the meeting and concerning the stockholder making the proposal. Therefore, to be presented at next year's annual meeting, stockholder proposals, whether or not submitted for consideration for inclusion in our proxy statement, must be received on or after October 27, 2025 but not later than November 26, 2025. If, however, the 2026 annual meeting is called for a date that is not within 30 days before or after the first anniversary of the date of this year's annual meeting, notice by the stockholder must be received not earlier than 150 days prior to the 2026 annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the date on which public disclosure of the 2026 annual meeting date is first made by our company.

In addition to satisfying the foregoing advance notice requirements under our bylaws, including the earlier notice deadlines set forth above, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than our company's nominees must also provide notice to our corporate secretary that sets forth the information required by Rule 14a-19 under the Exchange Act not later than March 16, 2026 (60 days prior to the first anniversary of the 2025 annual meeting). If the date of the 2026 annual meeting changes by more than 30 days from the date of this year's annual meeting, such notice must instead be provided by the later of 60 days prior to the date of the 2026 annual meeting and the 10th day following public announcement by our company of the date of the 2026 annual meeting.

All notices of stockholder proposals, including notices of proposals for director nominations, must be addressed to our corporate secretary at B&G Foods, Inc., Attention: Corporate Secretary, Four Gatehall Drive, Parsippany, NJ 07054.

Householding

Some brokers, banks and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports or notices of Internet availability of proxy materials, as applicable. This means that only one copy of such items may have been sent to multiple stockholders in your household. B&G Foods will promptly deliver a separate copy of these documents to you if you so request by writing or calling as follows: B&G Foods, Inc., Attention: Corporate Secretary, Four Gatehall Drive, Parsippany, NJ 07054; telephone, 973.401.6500. If you want to receive separate copies of the annual report and proxy statement or notice of Internet availability of proxy materials, as applicable, in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your broker, bank or other nominee record holder, or you may contact us at the above address and phone number.

By Order of the Board of Directors,

Scott E. Lerner
Secretary

Parsippany, New Jersey
March 26, 2025